AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2003
                                                   REGISTRATION NO. 333-103293


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                    FORM S-1

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                 ---------------

                        PIONEER FINANCIAL SERVICES, INC.

             (Exact name of registrant as specified in its charter)

    MISSOURI                           6141                      44-0607504
(State or other jurisdiction  (Primary Standard Industrial   (I.R.S. Employer
    of incorporation or           Classification Code        Identification No.)
       organization)                 Number)

                        4700 BELLEVIEW AVENUE, SUITE 300
                           KANSAS CITY, MISSOURI 64112
                                 (816) 756-2020

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               WILLIAM D. SULLIVAN
                                    CHAIRMAN
                        4700 BELLEVIEW AVENUE, SUITE 300
                           KANSAS CITY, MISSOURI 64112
                                 (816) 756-2020

    (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                 ---------------

                                   COPIES TO:

                                 JOHN A. GRANDA
                                 KENDA K. TOMES
                           STINSON MORRISON HECKER LLP
                                2600 GRAND AVENUE
                           KANSAS CITY, MISSOURI 64108
                                 (816) 691-2600
                                 ---------------

          Approximate date of commencement of proposed sale to public:
   As soon as practicable after this registration statement becomes effective.
                                 ---------------

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective date registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                 ---------------

                        PIONEER FINANCIAL SERVICES, INC.

                   $25,000,000 Junior Subordinated Debentures
                          Minimum Investment of $1,000

      We are offering up to $25,000,000 in aggregate principal amount of our junior subordinated debentures on a continuous basis. As of September 30, 2003, we had sold or renewed $1,194,432 in aggregate principal amount of our debentures. This offering will terminate on May 12, 2005 unless terminated earlier at our discretion. The debentures will be offered in maturities ranging from 12 to 120 months, in principal amounts from $1,000 to $250,000, in increments of $1,000.

      We are offering the debentures through our officers and employees without an underwriter and on a continuous basis. We do not have to sell any minimum amount of debentures to accept and use the proceeds of this offering. There is no assurance that all or any portion of the remaining debentures we are offering will be sold. We have not made any arrangement to place any of the proceeds from this offering in an escrow, trust or similar account, and thus you will not be entitled to the return of your investment. There is no public trading market for the debentures and it is very unlikely that any trading market will develop, and no assurance can be given that the debentures may be resold at any price. We have the right to reject any subscription, in whole or in part.

      We will disclose the interest rates at which debentures will be offered, from time to time, in supplements to this prospectus. However, any such change will not affect the interest rate of any debentures purchased prior to the effective date of the change. We will pay or compound interest on the debentures annually. Holders of debentures in a principal amount of $10,000 or more may elect to receive monthly interest payments in return for a 1/2% reduction in the interest rate of the debenture. Qualified investors may establish individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts with us in which to hold their debentures.

      You should read this prospectus and the applicable prospectus supplement carefully before you invest in the debentures.

      These debentures are our unsecured, subordinated obligations. Payment of the debentures is not insured or guaranteed by the Federal Deposit Insurance Corporation, any governmental or private insurance fund, or any other entity. We do not contribute funds to a separate account such as a sinking fund to repay the debentures upon maturity. We may redeem the debentures in whole or in part any time prior to maturity at a price equal to the principal amount thereof plus accrued interest to the purchase date.

      See "Risk Factors" beginning on page 6 for certain factors you should consider before buying the debentures.

      These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities passed upon the accuracy or adequacy of this prospectus. Any representation of the contrary is a criminal offense.


                            Price to      Underwriting Discount    Proceeds to
                             Public          And Commission          Company
                            --------      ---------------------    ------------
Per Debenture............     100%                None                 100%
Total....................     100%                None            $25,000,000(1)

----------
(1) We will receive all of the proceeds from the sale of the debentures, which, if we sell all of the debentures covered by this prospectus, we estimate will total approximately $24,500,000 after offering expenses.


                The date of this Prospectus is December 11, 2003.

                              TABLE OF CONTENTS

                                                                          Page
                                                                          ----

PROSPECTUS SUMMARY...........................................................3
RISK FACTORS.................................................................6
FORWARD-LOOKING STATEMENTS..................................................10
USE OF PROCEEDS.............................................................10
SELECTED CONSOLIDATED FINANCIAL DATA........................................12
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
   OF OPERATIONS............................................................13
BUSINESS....................................................................26
MANAGEMENT..................................................................31
SUMMARY COMPENSATION TABLE..................................................32
CERTAIN TRANSACTIONS........................................................33
PRINCIPAL SHAREHOLDERS......................................................34
DESCRIPTION OF DEBENTURES...................................................34
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS....................38
PLAN OF DISTRIBUTION........................................................39
NOTICE TO MISSOURI RESIDENTS................................................39
VALIDITY OF DEBENTURES......................................................40
EXPERTS.....................................................................40
WHERE YOU CAN FIND MORE INFORMATION.........................................40
INDEX TO FINANCIAL STATEMENTS..............................................F-1
INDEX TO EXHIBITS..........................................................I-5


                                 ---------------

     YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL DEBENTURES ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THE PROSPECTUS OR OF ANY SALE OF THE DEBENTURES.

                               PROSPECTUS SUMMARY

      This summary highlights selected information and does not contain all the information that may be important to you. You should carefully read this prospectus, any related prospectus supplement and the documents we have referred you to in "Where You Can Find More Information" on page 40 for information about us. In this prospectus, references to "Pioneer," "we,"
"us" and "our" refer to Pioneer Financial Services, Inc. and our subsidiaries.

                                   Our Company

      We originate and service consumer loans and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and over the Internet. We also purchase retail installment contracts from retail merchants that sell consumer goods to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We are not associated with, nor are our operations endorsed by, the U.S. military or U.S. Department of Defense.

      We also offer credit life, credit accident and health and credit property and casualty insurance to our loan customers. This insurance is issued by a non-affiliated insurance company. We also reinsure a portion of the credit accident and health insurance issued by this insurance company. We also sell roadside assistance packages and discount healthcare cards issued by an unaffiliated third party.

      We were incorporated in Missouri in 1932, and our principal corporate office is located at 4700 Belleview, Suite 300, Kansas City, Missouri 64112-1359. The telephone number at that address is (816) 756-2020. Information about us can be found at www.askpioneer.com. We do not intend for the information contained on this website to be a part of this prospectus.

                                 The Offering

Securities Offered         We are offering up to $25,000,000 in aggregate
                           principal amount of our junior subordinated debentures. The debentures are governed by an indenture between us and U.S. Bank National
                           Association, the trustee for the debentures. The debentures have maturities ranging from 12 to 120 months. The debentures do not have the benefit of a sinking fund. See "Description of Debentures --
                           General."

Interest Rate and Payment  The interest rate on each debenture will be based upon current market conditions, our financial requirements, principal amount of the debenture and the term to maturity chosen by the purchaser. Interest will begin to accrue on the date we issue the debenture. At the option of the debenture holder, we will pay or compound interest annually. Holders of debentures in a principal amount of $10,000 or more may elect to receive monthly interest payments in return for a 1/2% reduction in the interest rate of the debenture. Once issued, the interest rate applicable to a debenture will not change prior to maturity. See "Description of Debentures -- Interest."

Maturity and Renewal       The debentures will mature on the date specified
                           on the debenture. So long as there is an effective registration statement on file with the SEC and the securities commissions of the states in which the debentures are sold, we currently intend to renew the debentures upon maturity unless they are presented for payment by the holder. The principal amount of the renewed debenture will equal the principal amount of the debenture on the maturity, plus all accrued and unpaid interest. The term of a renewed debenture will be equal to the original term of the debenture, and the interest rate of the debenture will be equal to the interest rate we are then paying on debentures of a like term and principal amount. At least 20 days prior to the maturity date of a debenture, we will send the debenture holder a written notice reminding the holder of the pending maturity of the debenture and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and a copy of the current prospectus for the debentures. The notice will also state the place where the debenture may be surrendered for payment.

Redemption at Our Option   We may redeem the debentures at our option, in
                           whole or in part, at any time prior to maturity, at a price equal to 100% of the principal amount of the debentures, plus accrued interest on a daily basis to the redemption date. Debentures may not be redeemed by debenture holders prior to maturity. See "Description of Debentures --
                           Redemption at the Option of Pioneer."

Subordination              Upon the maturity of our senior indebtedness, by
                           lapse of time, acceleration or otherwise, all of our senior indebtedness must be paid in full before any payment is made upon the debentures.
                           "Senior indebtedness" is generally defined under the indenture as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the debentures. The debentures are equal in right of payment to all of our outstanding junior subordinated debentures issued prior to November 1, 2002. We have not issued any junior subordinated debentures since
                           November 1, 2002. There are no restrictions in the indenture that would prevent us from incurring additional senior indebtedness or other indebtedness. As of September 30, 2003, we had approximately $111,764,137 of senior indebtedness outstanding and approximately $21,436,745 of junior subordinated debentures outstanding. See
                           "Description of Debentures -- Subordination."

Events of Default          Under the indenture, an event of default is
                           generally defined as a default in the payment of principal or interest on the debentures that is not cured after 10 days written notice, our becoming subject to certain events of bankruptcy or insolvency, or our failure to comply with provisions of the debentures or the indenture and the failure is not cured or waived within 60 days after receipt of a specific notice.

Transfer Restrictions      Transfer of a debenture is effective only upon the
                           receipt of valid transfer instructions by the registrar from the debenture holder of record.

Types of Accounts          We are qualified to serve as custodian for IRAs,
                           SEPs, Roth IRAs, and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their debentures.

Trustee U.S. Bank National Association is a trust company organized and existing under the laws of the state of Missouri.

Use of Proceeds            If all the debentures offered by this prospectus
                           are sold we expect to receive approximately
                           $24,500,000 in net proceeds after deducting all costs and expenses associated with this offering.
                           We intend to use substantially all of the cash proceeds from this offering to fund the origination of consumer loans and the purchase of retail installment contracts. To date we have received approximately $782,400 in net proceeds and have used $782,400 to fund the origination of consumer loans and the purchase of retail installment contracts.

Risk Factors               See "Risk Factors" beginning on page 6 and other
                           information included in this prospectus and any prospectus supplement for a discussion of factors you should carefully consider before investing in the debentures.

                       Summary Consolidated Financial Data

      The following table summarizes the financial data of our business. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and related notes included elsewhere in this prospectus. The data as of, and for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999 has been derived from our audited consolidated financial statements and related notes.

                                  As of, and for the Years Ended, September 30
                                ------------------------------------------------

                                  2003      2002      2001      2000      1999
                                --------  --------  --------  --------  --------
                                             (dollars in thousands)
Consolidated Balance Sheet Data:
Finance receivables, net (1).   $156,674  $152,790  $132,893  $123,913  $104,634
Total assets.................   $165,842  $159,997  $141,328  $132,067  $111,388
Senior indebtedness (2)......   $111,764  $110,643  $ 96,157  $ 91,317  $ 73,699
Junior subordinated debt.....   $ 21,437  $ 21,396  $ 20,973  $ 19,204  $ 17,908
Total liabilities............   $145,086  $142,677  $126,467  $118,997  $ 99,900
Stockholder's equity.........   $ 20,756  $ 17,320  $ 14,861  $ 13,070  $ 11,488

Consolidated Statement of
Operations Data:
Finance income...............   $ 50,003  $ 45,884  $ 38,965  $ 34,670  $ 28,688
Insurance premiums
  and commissions............   $  5,288  $  4,652  $  4,561  $  4,467  $  3,992
Total revenue................   $ 56,937  $ 52,291  $ 45,122  $ 40,451  $ 32,794
Provision for credit losses..   $ 12,168  $ 10,594  $  8,264  $  7,476  $  6,577
Interest expense.............   $  9,325  $  9,599  $  9,455  $  8,334  $  6,990
Income before income taxes...   $  6,119  $  4,509  $  3,350  $  2,912  $  2,213
Net income...................   $  3,980  $  2,864  $  2,140  $  1,857  $  1,721
Ratio of earnings to
  fixed charges (3)..........       1.62      1.44      1.34      1.34      1.31

---------------

(1) Net of allowance for credit losses.

(2) Consists of bank debt outstanding under our senior lending agreement and debt to our parent under a revolving line.

(3) The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purpose of this ratio, "earnings" is determined by adding pretax income to "fixed charges." For this purpose, "fixed charges" consists of interest on all indebtedness and an interest factor attributable to rentals.

                                  RISK FACTORS

     Our operations and your investment in the debentures are subject to a number of risks, including but not limited to those described below. If any of the following risks actually occur, our business, financial condition or operating results and our ability to repay the debentures could be materially adversely affected.

LENDING EXCLUSIVELY TO THE MILITARY MARKET MAY RESULT IN HIGHER DELINQUENCIES IN OUR LOAN PORTFOLIO, WHICH COULD RESULT IN A REDUCTION IN PROFITABILITY
AND IMPAIR OUR ABILITY TO PAY INTEREST AND PRINCIPAL ON THE DEBENTURES.

     A large portion of our customers are unable to obtain financing from traditional sources, such as commercial banks, due to factors such as their age, likelihood of relocation and lack of credit history. Historically, we have experienced higher delinquency rates than traditional financial institutions. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses on the loans we originate or purchase would reduce our profitability, which could restrict our ability to pay interest and principal on the debentures.

AN INCREASE IN MARKET INTEREST RATES MAY RESULT IN A REDUCTION IN OUR PROFITABILITY AND IMPAIR OUR ABILITY TO PAY INTEREST AND PRINCIPAL ON THE DEBENTURES.

     Sustained, significant increases in interest rates could unfavorably impact our liquidity and profitability by reducing the interest rate spread between the rate of interest we receive on loans and interest rates we must pay under our outstanding bank debt and debentures. Any reduction in our profitability would diminish our ability to pay interest and principal on the debentures.

ACTS OF WAR OR TERRORIST ATTACKS IN THE UNITED STATES MAY CAUSE DISRUPTION IN OUR BUSINESS AND MAY ADVERSELY AFFECT THE MARKETS IN WHICH WE OPERATE, WHICH COULD AFFECT OUR PROFITABILITY AND OUR ABILITY TO PAY INTEREST AND PRINCIPAL ON THE DEBENTURES.

     Terrorist attacks in the United States in September 2001 caused major instability in the U.S. financial markets. Additional attacks and the response of the U.S. government may lead to additional armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the financial markets and may contribute to a further decline in economic conditions. In addition, the involvement of military personnel in armed hostilities may reduce the demand for our products and services or increase payment delinquencies and therefore reduce our revenues, possibly without immediate comparable reductions in overhead. To the extent these events occur, our profitability and cash flow could be reduced and our ability to pay interest and principal on the debentures could be impaired.

IF AN EVENT OF DEFAULT OR A BREACH OF OUR SENIOR LENDING AGREEMENT OCCURS, WE MAY NOT BE ABLE TO PAY INTEREST AND PRINCIPAL ON THE DEBENTURES.

     Our senior lending agreement contains numerous covenants and restrictions, including the following:

      o  a requirement that we maintain a certain allowance for credit losses

      o a requirement that we maintain a certain senior indebtedness to tangible net worth ratio as of the end of each fiscal quarter

      o a requirement that we maintain a certain senior indebtedness to net receivable ratio as of the end of each fiscal quarter

      o  a requirement that we maintain a minimum amount of capital

      o a limitation on the incurrence of additional debt for borrowed money, except for the issuance of the debentures

      o  a prohibition on us pledging any assets to secure any other debt

      In the event we violate one of the covenants or restrictions in our senior lending agreement resulting in an event of default, our various loans under the senior lending agreement may become immediately due and payable.
As a result, we may be required to liquidate some or all of our assets, including our portfolio of consumer loans and retail installment contracts for an amount less than the fair market or book value of those assets. As a result, we may not have sufficient funds to pay outstanding interest and principal on the debentures. Furthermore, if we breach certain financial covenants in our senior lending agreement, the banks would have the right to receive 80% of all payments we receive on our consumer loans and retail installment contracts. If the banks exercised this right, we would receive only 20% of our cash flow and thus our ability to make interest and principal payments on the debentures could be impaired.

OUR DEBENTURES ARE NOT INSURED OR GUARANTEED BY ANY THIRD PARTY, AND WE ARE NOT SUBJECT TO REGULATORY REQUIREMENTS DESIGNED TO PROTECT INVESTORS.

     Our debentures are not insured or guaranteed by the FDIC, any governmental agency or any other public or private entity as are certificates of deposit or other accounts offered by banks, savings and loan associations or credit unions. You are dependent upon our ability to effectively manage our business to generate sufficient cash flow, including cash flow from our financing activities, for the repayment of principal at maturity and the ongoing payment of interest on the debentures. If these sources are inadequate, you could lose your entire investment.

BECAUSE THE DEBENTURES ARE NOT SECURED BY ANY COLLATERAL, YOU ARE
DEPENDENT UPON OUR SUCCESSFUL OPERATIONS TO SERVICE THE INTEREST AND PRINCIPAL PAYMENTS ON THE DEBENTURES.

     Substantially all of our assets have been pledged to our banks to secure our borrowings under our senior lending agreement. Accordingly, in the event of a default under our senior lending agreement, it is likely that our assets would be liquidated to repay our bank debt. Therefore, repayment of the debentures is dependent on our continued successful operations. There can be no assurance that we will continue to operate successfully in the future.

PAYMENT ON THE DEBENTURES IS SUBORDINATE TO THE PAYMENT OF ALL OUTSTANDING SENIOR INDEBTEDNESS, AND THE INDENTURE DOES NOT LIMIT THE AMOUNT OF SENIOR INDEBTEDNESS WE MAY INCUR.

     The debentures are subordinate and junior to any and all senior indebtedness (defined generally as any debt or liability for money borrowed, regardless of when incurred or created, that is not expressly subordinate or equal in right of payment to the debentures, including bank debt), and they rank equal in payment priority with our junior subordinated debentures issued prior to the date of this prospectus. There are no restrictions in the indenture regarding the amount of senior indebtedness or other indebtedness that we or our subsidiaries may incur. Upon the maturity of our senior indebtedness, by lapse of time, acceleration or otherwise, the holders of our senior indebtedness have first right to receive payment in full prior to any payments being made to any debenture holders. Therefore, you would only be repaid if funds remain after the repayment of our senior indebtedness. As of September 30, 2003, we had approximately $111.8 million of senior indebtedness outstanding.

PAYMENT OF INTEREST AND PRINCIPAL ON THE DEBENTURES IS EFFECTIVELY SUBORDINATE TO THE PAYMENT OF THE UNSECURED CREDITORS OF OUR SUBSIDIARIES.

     Substantially all of our assets are held by our subsidiaries. As a result, in the event of the liquidation of any of our subsidiaries, all the creditors of our subsidiaries would be paid prior to the subsidiary distributing any amounts to us. While our senior lending agreement limits the amount of debt that our subsidiaries may incur, if our subsidiaries did not have sufficient funds to pay their debts, our ability to pay interest and principal on the debentures would be impaired.

IF A LARGE NUMBER OF OUR BORROWERS ARE WOUNDED IN COMBAT, OUR PROFITS MAY BE ADVERSELY AFFECTED.

     Our wholly-owned subsidiary reinsures a portion of the credit accident and health insurance policies issued on the borrowers for the loans we originate. These policies pay the loan payments as they become due during a customer's disability due to illness or injury, including war-related injuries. Therefore, if a large number of our borrowers are injured and disabled in combat, the profitability of our insurance subsidiary would be impaired, which could impair our ability to pay interest and principal on the debentures.

THE DEBENTURES CONTAIN A RENEWAL FEATURE WHICH COULD RESULT IN THE EXTENSION OF THE MATURITY OF THE DEBENTURES AND A LOWER INTEREST RATE BEING PAID.

     The debentures contain a renewal provision that allows us to extend the maturity date of the debentures and to reset the interest rate to the then current rate unless you provide us with written notice that you want your debenture paid within 20 days after the maturity date of the debenture. The principal amount of the renewed debenture will equal the principal amount of the debenture on the most recent maturity date, plus all accrued and unpaid interest. The term of the renewed debenture will be equal to the original term of the debenture, and the interest rate on the debenture will be equal to the interest rate we are then paying on debentures of a like term and principal amount. Therefore, if you fail to take action, you will be required to maintain your investment in us beyond the original maturity date of the debenture. Further, because the interest rate we pay on debentures depends on a number of factors, the interest rate on a renewed debenture may be lower than the interest rate on the original debenture.

OUR OPERATIONS ARE NOT SUBJECT TO REGULATORY REQUIREMENTS DESIGNED TO PROTECT INVESTORS.

     Our operations are not subject to the stringent regulatory requirements imposed upon the operations of commercial banks, savings banks and thrift institutions and are not subject to periodic compliance examinations by federal banking regulators. Therefore, an investment in our debentures does not have the regulatory protections that the holder of a demand account or a certificate of deposit at a bank does. The return on your investment is completely dependent upon the successful operation of our business. To the extent that we do not successfully operate our business, our ability to pay interest and principal on the debentures will be impaired.

THE INDENTURE DOES NOT CONTAIN EXTENSIVE COVENANTS TO PROTECT YOUR INVESTMENT IN THE DEBENTURES.

     The debentures do not have the benefit of extensive covenants. The covenants in the indenture are not designed to protect your investment if there is a material adverse change in our financial condition or results of operations. For example, the indenture does not contain any restrictions on our ability to create or incur senior indebtedness or other indebtedness or to pay dividends or any financial covenants (such as a fixed charge coverage or minimum net worth covenants) to help ensure our ability to pay interest and principal on the debentures. The indenture does not contain provisions that permit debenture holders to require that we redeem the debentures if there is a takeover, recapitalization or similar restructuring. In addition, the indenture does not contain covenants specifically designed to protect debenture holders if we engage in a highly leveraged transaction.

YOUR INVESTMENT IN THE DEBENTURES IS ILLIQUID AND YOUR ABILITY TO TRANSFER THE DEBENTURE MAY BE LIMITED.

     The debentures will not be listed on a national securities exchange or authorized for quotation on The Nasdaq Stock Market. Further, it is very unlikely that any trading market for the debentures will develop. You have no right to require redemption of the debentures, and there is no assurance that the debentures will be readily accepted as collateral for loans. Due to the lack of a market for the debentures and the company's redemption rights, we cannot assure you that you would be able to sell the debentures or, if you are able to sell them, to sell them for a profit. You should only purchase these debentures if you do not have the need for liquidity for the amount invested in, and the interest payable on, the debentures.

WE ARE SUBJECT TO MANY LAWS AND GOVERNMENTAL REGULATIONS, AND ANY CHANGES IN THESE LAWS OR REGULATIONS MAY MATERIALLY ADVERSELY AFFECT OUR FINANCIAL CONDITION AND BUSINESS OPERATIONS.

     Our operations are subject to regulation by federal authorities and state banking, finance, consumer protection and insurance authorities and are subject to various laws and judicial and administrative decisions imposing various requirements and restrictions on our operations which, among other things, require that we obtain and maintain certain licenses and qualifications, and limit the interest rates, fees and other charges we may impose. Although we believe we are in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that we are or that any change in such laws, or in the interpretations thereof, will not make our compliance therewith more difficult or expensive or otherwise adversely affect our financial condition or business operations.

     We are subject to regulation by states where our lending subsidiaries are located. At this time, we are not subject to consumer lending regulation in the states in which we only have retail offices. If this were to change in the future, any resulting regulation by the states in which we only have retail offices could adversely impact our operating costs and our ability to repay the debentures.

ALMOST ALL OF OUR BORROWERS ARE ACTIVE DUTY MILITARY OR FEDERAL GOVERNMENT EMPLOYEES WHO COULD BE INSTRUCTED NOT TO DO BUSINESS WITH US, OR THEIR ACCESS TO THE GOVERNMENT ALLOTMENT SYSTEM COULD BE DENIED.

     When they deem it to be in the best interest of their personnel, military commanders and supervisors of federal employees may instruct their personnel, formally or informally, not to patronize a business. If military commanders or federal employee supervisors at any given level determine one or more of our retail offices or our Internet site to be off limits, we would be unable to do new business with the potential customers they command or supervise. Additionally, approximately 70.43% of our borrowers make their monthly loan payments through the Government Allotment System. Military commanders or federal employee supervisors could deny those they command or supervise access to these programs, increasing our credit risk. Without access to sufficient new customers or to the Government Allotment System, we may be forced to discontinue lending and liquidate our portfolio of consumer loans and retail installment contracts.

OUR PROFITABILITY AND FUTURE GROWTH DEPEND ON OUR CONTINUED ACCESS TO BANK
DEBT.

     The profitability and growth of our business currently depends on our ability to access bank debt at competitive rates, and we cannot guarantee that such financing will be available in the future. Our bank debt is comprised of individual loans from banks which are party to our senior lending agreement. This senior lending agreement is an uncommitted facility which provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. No bank has an obligation to make any additional future loans to us. As of September 30, 2003, we could request up to $20.95 million in additional funds pursuant to the terms of the senior lending agreement signed October 1, 2003 and remain in compliance with the terms of our senior lending agreement. No bank, however, has any contractual obligation to lend us these additional funds. If we are unable to renew or replace our bank debt or find alternative financing at reasonable rates, we may be forced to liquidate. If we are forced to liquidate, there can be no assurance that we will be able to pay the interest and principal on the debentures.

IF A CUSTOMER LEAVES THE MILITARY PRIOR TO REPAYING OUR LOAN, THERE IS AN INCREASED RISK THAT OUR LOAN WILL NOT BE REPAID.

     The terms of repayment on the loans we make are generally structured so the entire loan amount is repaid prior to the customer's estimated separation from the military. If, however, a customer unexpectedly leaves the military or other events occur which result in the loan not being repaid prior to our customer's departure from the military, there is an increased chance that our loan will not be repaid. Because we do not know whether or when a customer will leave the military early, we cannot institute policies or procedures to ensure that the entire loan is repaid before the customer leaves the military. As of September 30, 2003, we had approximately 4,000 customers who separated from the military prior to repaying our loan and who in the aggregate owed us approximately $6.0 million. Based on historical charge-off models, management believes this could result in approximately $3.27 million in charge-offs. If that amount increases or the number of our customers who separate from the military prior to their scheduled separation date materially increases, our charge-offs may increase.

THERE IS NO SINKING FUND TO ENSURE REPAYMENT OF THE DEBENTURES ON MATURITY.

     We do not contribute funds to a separate account, commonly known as a sinking fund, to repay the debentures upon maturity. Because funds are not set aside periodically for the repayment of the debentures over their term, debenture holders must rely on our cash flow from operations and other sources of financing for repayment, such as funds from bank loans, the sale of debentures and other credit facilities. To the extent cash flow from operations and other sources are not sufficient to repay the debentures, you may lose all or a part of your investment.

ADDITIONAL COMPETITION MAY DECREASE OUR PROFITABILITY, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO REPAY THE DEBENTURES.

     We compete for business with a number of large national companies and banks that have substantially greater resources, lower cost of funds, and a more established market presence than we have. If these companies increase their marketing efforts to include our market niche of borrowers, or if additional competitors enter our markets, we may be forced to reduce our interest rates and fees in order to maintain or expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability and our ability to repay our debentures.

IF WE REDEEM OR FAIL TO RENEW THE DEBENTURES, YOU MAY NOT BE ABLE
TO REINVEST THE PROCEEDS AT COMPARABLE RATES.

     We, at our option, may at any time redeem all or a portion of the outstanding debentures for payment prior to their maturity. If we purchase fewer than all of the outstanding debentures, we will determine the debentures to be purchased in our sole discretion. The debentures will be purchased at a purchase price equal to 100% of the principal amount plus any accrued but unpaid interest. In addition, while we have the right to renew the debentures if you fail to timely provide us with written notice that you want your debenture paid, we may elect to repay your debenture in full upon maturity. In the event we redeem or fail to renew your debentures, you would have the risk of reinvesting the proceeds at the then-current market rates which may be higher or lower.

WE DO NOT HAVE A FIRM UNDERWRITING COMMITMENT FOR THIS OFFERING. THEREFORE, THERE CAN BE NO ASSURANCE THAT THE TOTAL PRINCIPAL AMOUNT OF THE DEBENTURES WILL BE SOLD.

     We are offering the debentures through our officers and employees without a firm underwriting commitment. While we intend to sell up to $25,000,000 in principal amount of debentures, there is no minimum amount of proceeds that must be received from the sale of debentures in order to accept proceeds from debentures actually sold. As of September 30, 2003, we had sold or renewed an aggregate of $1.2 million in principal amount of debentures. Accordingly, no assurance can be given that the total principal amount of debentures will be sold.

THE LAWS AND REGULATIONS OF THE ARIZONA INSURANCE AUTHORITIES MAY RESTRICT OUR REINSURANCE SUBSIDIARY'S ABILITY TO DISTRIBUTE AVAILABLE CASH TO US.

     The operations of our wholly-owned reinsurance subsidiary are subject to the laws and regulations of the insurance authorities in the state of Arizona. Among other things, these laws and regulations place restrictions on the amount of dividends that our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. As of September 30, 2003, our reinsurance subsidiary had the ability to pay us up to $1,327,929 in dividends pursuant to these laws and regulations. If our reinsurance subsidiary does not continue to satisfy these requirements, it may be prohibited from distributing available cash to us, which may in turn impair our ability to pay interest and principal on the debentures.

WE ARE CONTROLLED BY A SINGLE SHAREHOLDER.

     As of September 30, 2003, our sole shareholder, Pioneer Financial Industries, Inc., owned all of the outstanding shares of our capital stock. Various trusts controlled by William D. Sullivan control Pioneer Financial Industries. Accordingly, Mr. Sullivan will be able to exercise significant control over our affairs including, but not limited to, the election of directors, operational decisions and decisions regarding the debentures. Our senior lending agreement limits the amounts that we can pay to our parent each year. In fiscal 2003, the senior lending agreement prohibits us from paying our parent more than $700,000 for strategic planning services, professional services, the use of intellectual property rights, product identification and branding and service charges. Other than the covenants contained in our senior lending agreement, there are no other contractual or regulatory limits on the amounts we can pay to our parent or other affiliates.

LOSS OF KEY PERSONNEL COULD HAVE AN ADVERSE EFFECT ON OUR OPERATIONS.

     The loss of certain key personnel could adversely affect our operations. Our success depends in large part on the retention of a limited number of key persons, including: William D. Sullivan, our Chief Executive Officer, and Thomas
H. Holcom, Jr., our President. We will likely undergo a difficult transition period if we lose the services of either or both of these individuals.

                           FORWARD-LOOKING STATEMENTS

     This prospectus and related prospectus supplement contains forward-looking statements within the meaning of federal securities law. Words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue," "predict," or other similar words, identify forward-looking statements. Forward-looking statements appear in a number of places in this prospectus and the related prospectus supplement and include statements regarding our intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including those set forth in the "Risk Factors" section of this prospectus. If any of the events described in "Risk Factors" occur, they could have an adverse effect on our business, financial condition and results of operation. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this prospectus and the related prospectus supplement. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements.

                                 USE OF PROCEEDS

     If we sell all of the debentures offered by this prospectus, we estimate that the net proceeds will be approximately $24,500,000 after deduction of estimated offering expenses of $500,000. We will pay all of the expenses related to this offering. Some of the debentures covered by this prospectus, however, will be issued to renew debentures which mature within 24 months of the date of this prospectus, and we will not receive any additional cash proceeds upon the issuance of those debentures. We do not expect that a material amount of debentures will be issued to renew maturing debentures. As of September 30, 2003, the aggregate proceeds received from the sale of debenture was $1,194,432, resulting in approximately $782,400 in net proceeds to us after the payment of expenses.

     These cash proceeds will be received in varying amounts from time to time over the remaining life of the offering. We expect to use the net cash proceeds from the sale of the debentures first to fund the origination of consumer loans, second to fund the purchase of retail installment contracts and third for working capital and other general corporate purposes. While the precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements, we do not anticipate using more than 15% of the aggregate net proceeds from the offering for working capital and other general corporate purposes.

     There is no minimum number or amount of debentures that we must sell to receive and use the proceeds from the sale of debentures, and there can be no assurance that the total principal amount of the debentures will be sold. If we receive substantially less than the estimated amount of net proceeds, we will pursue alternative sources of capital, including the securitization of our finance receivable portfolio, a private placement of debt or equity or an initial public offering of our equity. If we are unable to find alternative sources of capital, we will not be able to grow our business in accordance with our business plan. Currently, however, our management believes that our business will not be materially and adversely affected if we do not sell any of the debentures offered by this prospectus for approximately the next 12 months.

                      SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and the related notes, with other financial data included in this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The data as of, and for the fiscal years ended September 30, 2003, 2002, 2001, 2000 and 1999 has been derived from our audited consolidated financial statements and related notes.

                                       As of, and For the Years Ended September 30,
                                   ---------------------------------------------------
                                   2003       2002       2001       2000        1999
                                 --------   --------   --------   --------    --------
                                   (dollars in thousands, except per share amounts)
Consolidated Balance Sheet Data:
Finance receivables (1)......... $165,895   $159,011   $137,314   $127,746    $107,935
Allowance for credit losses..... $ (9,221)  $ (6,221)  $ (4,421)  $ (3,833)   $ (3,301)
Total assets.................... $165,842   $159,997   $141,328   $132,067    $111,388
Senior indebtedness:
  Revolving lines of credit (2). $ 12,293   $ 12,718   $ 12,310   $ 10,851    $  9,138
  Amortizing and
    single pay term
    notes.............           $ 99,471   $ 97,925   $ 83,847   $ 80,466    $ 64,561
Junior subordinated debt........ $ 21,437   $ 21,396   $ 20,973   $ 19,204    $ 17,908
Total equity.................... $ 20,756   $ 17,320   $ 14,861   $ 13,070    $ 11,488
Consolidated Statement of
Operations Data:
Revenue:
  Finance income..............   $ 50,003   $ 45,884   $ 38,965   $ 34,670    $ 28,688
  Insurance premiums and
    commissions...............      5,288      4,652      4,561      4,467       3,992
  Other income, fees
    and commissions...              1,646      1,755      1,596      1,313         113
                                 --------   --------   --------   --------    --------
Total revenue.................     56,937     52,291     45,122     40,450      32,793
Provision for credit losses...     12,168     10,594      8,264      7,476       6,577
Interest expense..............      9,325      9,599      9,455      8,334       6,990
                                 --------   --------   --------   --------    --------
Net revenue...................     35,444     32,098     27,403     24,640      19,226
Operating expenses............     29,325     27,589     24,052     21,727      17,014
                                 --------   --------   --------   --------    --------
Income before income taxes....      6,119      4,509      3,351      2,913       2,212
Provision for income taxes....      2,139      1,645      1,210      1,055         492
                                 --------   --------   --------   --------    --------
Net income....................   $  3,980   $  2,864   $  2,141   $  1,858    $  1,720
                                 ========   ========   ========   ========    ========

Net income per share:
 Basic and diluted...........    $ 232.25   $ 167.14   $ 124.91   $ 108.39    $ 100.43
                                 ========   ========   ========   ========    ========
 Cash dividends per common share $  31.75   $  23.63   $  20.39   $  16.05    $  11.66
                                 ========   ========   ========   ========    ========

-------------------
(1) Finance receivables balances are presented net of unearned finance charges, unearned insurance commissions and discounts on purchases of retail installment contracts.

(2) Includes debt to our parent under a revolving line of credit of $1,712,841, $1,941,831, $1,839,521, $1,244,413, and $147,945 as of September 30, 2003,
     2002, 2001, 2000 and 1999, respectively.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the information under "Selected Consolidated Financial Data" and our audited consolidated financial statements and related notes and other financial data included elsewhere in this prospectus.

OVERVIEW

     We originate and service consumer loans and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and over the Internet. We also purchase retail installment sales contracts from retail merchants who sell consumer goods to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We refer to these consumer loans and retail installment contracts as finance receivables.

     Our finance receivables are effectively unsecured. See "Business--Direct Lending Activity." Our finance receivables have fixed interest rates and typically have a maturity of less than 48 months. During fiscal 2003, the size of our average finance receivable at origination was approximately $3,158. A large portion of our customers are unable to obtain traditional financing from banks, credit unions or savings and loan associations due to factors such as their age, likelihood of relocation and lack of credit history.

     Further improvement of our profitability is dependent in large part upon the growth in our outstanding finance receivables, the maintenance of loan quality, acceptable levels of borrowing costs and operating expenses and the ongoing introduction of innovative new products and services to our customer base. Overall, our originations have decreased in fiscal 2003 by 1.8% as compared with fiscal 2002. However, since September 30, 1998, finance receivables have increased at a 12.94% annual compounded rate from $90.3 million to $165.9 million at September 30, 2003. This increase reflects higher volume of loans generated through our existing and new retail offices and through the Internet. Use of the Internet to extend loans is a lower cost method of loan origination. We plan to look for opportunities to expand the Internet portion of our business and add new retail offices as we evaluate new military markets and possible products.

SOURCES OF INCOME

     We derive revenues and resulting income from finance income derived from direct consumer lending and retail installment contracts, commissions earned on the sale of credit insurance products, credit reinsurance premiums, and commissions earned on the sale of ancillary products and services. For purposes of the following discussion, "revenues" means the sum of our finance income, insurance premiums and commissions and other income.

     Direct Lending.

     Our finance income from direct loans to customers consists of interest and fees paid by the customer. Our interest income is based on the risk adjusted interest rates we charge customers for loans. Interest rates vary from loan to loan based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Substantially all of the fee income we derive from these loans consists of origination, prepayment and late fees. Finance income from our direct lending business comprised approximately 80.9% of our total revenues in fiscal 2003, 79.4% of our revenues in fiscal 2002 and 74.3% of our revenues in fiscal 2001.

     Retail Installment Contracts.

     We purchase retail installment contracts from approximately 81 retail merchants. Retail installment contracts are notes receivable generated by a single purchase of consumer goods. Our revenue from retail installment contracts consists of interest and fees. Like our direct loans, interest rates charged on retail sales contracts vary from contract to contract based on many factors, including the overall degree of credit risk assumed and the interest rates allowed in the state where the loan is originated. Substantially all of the fee income we derive from retail installment contracts consists of prepayment and late fees. Interest and fee income from retail installment contracts comprised approximately 7.0% of our total revenues in fiscal 2003.

     Credit Insurance Commissions.

     We sell credit life, credit accident and health, and credit property insurance. Our income from the sale of these products consists of commissions paid to us by an unaffiliated insurance company that issues the policies. The commission rates are based on a pre-negotiated schedule. Commissions are recognized ratably over the life of the policy. Credit insurance commissions comprised approximately 6.9% of our total revenues in fiscal 2003.

     Credit Reinsurance Premiums.

     We have a wholly-owned insurance subsidiary that reinsures a portion of the credit accident and health insurance sold in connection with loans we make. A portion of the premiums for policies that we sell for the unaffiliated insurance company are ceded to one of our subsidiaries, providing us with an additional source of revenue. Net credit reinsurance premiums comprised approximately 2.4% of our total revenues in fiscal 2003. The liability we establish for possible losses related to our reinsurance operations and the corresponding charges to our income to maintain this amount are immaterial to our overall business.

     Ancillary Products and Services.

     We also sell non-loan related products and services including roadside assistance programs and discount healthcare cards. Our revenues from the sale of these products and services consists of commissions paid by an unaffiliated company. These sales commissions comprised approximately 2.6% of our total revenues in fiscal 2003.

FINANCE RECEIVABLES

     Our finance receivables are comprised of direct loans and retail installment contracts. The following table sets forth the five history of certain information about the components of our finance receivables as of the ends of the periods presented:

                                 As of, and For the Years Ended, September 30
                            ---------------------------------------------------
                              2003        2002      2001       2000      1999
                            --------   --------   --------   --------  --------
                            (dollars in thousands, except average note balance)
Finance Receivables:
Finance receivables balance $165,895   $159,011   $137,314   $127,746  $107,935
Average note balance....... $  2,117   $  1,946   $  1,753   $  1,763  $  1,714
Total finance income....... $ 50,003   $ 45,884   $ 38,965   $ 34,670  $ 28,688
Total number of notes......   78,364     81,726     78,316     72,478    62,978

Direct Loans:
Notes receivable balance .. $147,095   $139,664   $117,098   $102,397  $ 88,192
Percent of finance
receivables................    88.67%     87.83%     85.28%     80.16%    81.71%
Average note balance....... $  2,123   $  1,959   $  1,767   $  1,746  $  1,706
Number of notes............   69,291     71,302     66,264     58,635    51,693

Retail Installment
Contracts:
Notes receivable balance .. $ 18,800   $ 19,348   $ 20,216   $ 25,349  $ 19,744
Percent of finance
receivables................    11.33%     12.17%     14.72%     19.84%    18.29%
Average note balance....... $  2,072   $  1,856   $  1,677   $  1,831  $  1,750
Number of notes............    9,073     10,424     12,052     13,843    11,285

NET INTEREST MARGIN

     The principal component of our profitability is our net interest margin, which is the difference between the interest we earn on finance receivables and the interest we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers, while in other states competitive market conditions establish the interest rates we may charge. Differences also exist in the interest rates we earn on the various components of our finance receivable portfolio.

     Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general inability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. See "Risk Factors--An increase in market interest rates may result in a reduction in our profitability and impair our ability to pay interest and principal on the debentures."

     The following table presents a five year history of important data relating to our net interest margin.

                                 As of, and for the Years Ended, September  30,
                               -------------------------------------------------

                                2003       2002      2001       2000      1999
                              --------   --------  --------   --------  --------
                                           (dollars in thousands)
Finance receivables balance.. $165,895   $159,011  $137,314   $127,746  $107,935
Average finance receivables.. $164,578   $149,729  $131,741   $118,901  $100,391
Average interest bearing
    liabilities (1).......... $131,483   $125,561  $111,195   $100,614  $ 83,467
Total finance income ........ $ 50,003   $ 45,884  $ 38,965   $ 34,670  $ 28,688
Total interest expense ...... $  9,325   $  9,599  $  9,455   $  8,334  $  6,990
Provision for credit losses.. $ 12,168   $ 10,594  $  8,264   $  7,476  $  6,577
Net charge-offs.............. $  9,168   $  8,794  $  7,676   $  6,944  $  5,980

-----------------
(1)   Averages are computed using month-end balances during the years presented.


RESULTS OF OPERATIONS

     Year Ended September 30, 2003 Compared to Year Ended September 30, 2002

     Finance Receivables. Our aggregate finance receivables grew 4.3% during fiscal 2003 to $165.9 million on September 30, 2003 from $159.0 on September 30, 2002. This growth was due primarily to increases in finance receivables from the Internet, which grew by more than $11.7 million or 25%. The Internet is a lower-cost method of loan origination and proceed distribution, and we plan to increase this distribution channel in the future.

     Total Revenues. Total revenues in fiscal 2003 increased to $56.9 million from $52.3 million in fiscal 2002, an increase of $4.6 million or 8.8%. These revenues consisted of:

      o Finance income in fiscal 2003 increased to $50.0 million from $45.9 million in fiscal 2002, an increase of $4.1 million or 8.9%. This increase was primarily attributable to an increase in our average loan size due to the higher credit worthiness of an increased number of our customers with higher military rank.

      o Insurance premium and commission revenues in fiscal 2003 increased to $5.3 million from $4.7 million in fiscal 2002, an increase of $.6
         million or 12.8%.   This increase was also primarily attributable to
         an increase in our average loan size due to the higher credit worthiness of an increased number of our customers with higher military rank.

      o Other income, fees and commission revenues in fiscal 2003 decreased to $1.6 million from $1.8 million in fiscal 2002, a decrease of $.2 million or 10.0%. This decrease was due primarily to military deployments to the Middle East hostilities, which has somewhat affected demand for our products.

     Provision for Credit Losses. Provision for credit losses in fiscal 2003 increased to $12.2 million from $10.6 million in fiscal 2002, an increase of $1.6 million or 15.1%. This increase was attributable, in part, to a 4% growth in our direct loan portfolio and the uncertainty regarding the Middle East hostilities. The net charge-offs incurred in connection with our finance receivable in fiscal 2003 increased to $9.2 million from $8.8 million in fiscal 2002, an increase of $.4 million or 4.5%. This increase was consistent with the increase in our finance receivable portfolio and was 5.57% of the average finance receivable balance in fiscal 2003 compared to 5.87% in fiscal 2002. Historically, our net charge-offs have been less than 6% of our average finance receivables. Our allowance for credit losses at September 30, 2003 increased to $9.2 million from $6.2 million at September 30, 2002, an increase of $3.0 million or 48.4%. This increase reflects, among other things, our concern regarding uncertainty surrounding possible Middle East hostilities. If this situation were to result in a protracted war, the involvement of military personnel in armed hostilities may increase payment delinquencies and our charge-offs. In addition, if a large number of our borrowers are wounded in combat or killed in action, those customers without credit insurance to pay off the loan for those types of events may not be able to continue to pay their loans as agreed which may cause our delinquencies and ultimately our charge-offs to increase.

     Interest Expense. Interest expense in fiscal 2003 decreased to $9.3 million from $9.6 million in fiscal 2002, a decrease of $.3 million or 3.1%. Our average interest bearing liabilities increased by $5.9 million or 4.7% during fiscal 2003. However, this increase was offset by decreased interest rates. The weighted average interest rate on our debt declined to 7.1% in fiscal 2003 from 7.5% in fiscal 2002.

     Operating Expenses. Operating expenses in fiscal 2003 increased to $29.3 million from $27.6 million in fiscal 2002, an increase of $1.7 million or 6.2%. This increase was primarily due to employment costs, which increased by $1.7 million as we continued efforts to build infrastructure, primarily in Internet distribution facility and product development teams. Facilities costs decreased by $1.1 million due in part to a change in our data services provider for our different facilities throughout the United States. Marketing costs increased by $.5 million due to an increase in initiatives to promote our brand of Pioneer Services and new loan products designed to assist military personnel in need during deployments. Professional fees also increased due to the preparation of the registration statement and amendments to the registration statement in connection with offering the debentures.

     Net Income. In fiscal 2003, income before income taxes was $6.1 million and net income was $4.0 million as compared to fiscal 2002 income before income taxes of $4.5 million and net income of $2.9 million.

      Year Ended September 30, 2002 Compared to Year Ended September 30, 2001

     Financial Receivables. Our aggregate finance receivables grew 15.8% during fiscal 2002 to $159.0 million on September 30, 2002 from $137.3 on September 30, 2001. This growth was due primarily to increases in finance receivables from the Internet, which grew by more than $14.0 million or 42%. The Internet is a lower-cost method of loan origination and proceed distribution, and we plan to increase this distribution channel in the future.

     Total Revenues. Total revenues in fiscal 2002 increased to $52.3 million from $45.1 million in fiscal 2001, an increase of $7.2 million or 15.9%. These consisted of:

      o Finance income in fiscal 2002 increased to $45.9 million from $39.0 million in fiscal 2001, an increase of $6.9 million or 17.8%. This increase was attributable to an increase in the number of loans in our portfolio and an increase in our average loan size due to the higher credit worthiness of an increased number of our customers with higher military rank.

      o Insurance premium and commission revenues in fiscal 2002 increased to $4.7 million from $4.6 million in fiscal 2001, an increase of $.1 million or 2%. While the commissions on credit insurance products remained strong, with growth of approximately $.4 million or 14.4%, the premiums received by our insurance subsidiary declined by $.3 million or 18.7%. This decline was due to a reduced number of policies reinsured with our subsidiary by an unaffiliated insurance carrier over the course of the year. We do not anticipate this trend continuing.

      o Other income, fees and commission revenues in fiscal 2002 increased to $1.8 million from $1.6 million in fiscal 2001, an increase of $.2 million or 10.0%. This revenue was comprised primarily of commissions from sales of roadside assistance policies and health discount cards, as well as commissions from the sale of prepaid cellular phones and phone cards prior to September 1, 2001. The increase was attributable to commissions from sales of discount healthcare cards, which began in January of 2002.

     Provisions for Credit Loss. Provision for credit losses in fiscal 2002 increased to $10.6 million from $8.3 million in fiscal 2001, an increase of $2.3 million or 28.2%. This increase was attributable, in part, to a 19% growth in our direct loan portfolio and the uncertainty regarding the Middle-East hostilities. The net charge-offs incurred in connection with our finance receivable in fiscal 2002 increased to $8.8 million from $7.7 million in fiscal 2001, an increase of $1.1 million or 14.6%. This increase was consistent with the increase in our finance receivable portfolio and was 5.87% of the average finance receivable balance in fiscal 2002 compared to 5.83% in fiscal 2001. Historically, our net charge-offs have been less than 6% of our average finance receivables. Our allowance for credit losses at September 30, 2002 increased to $6.2 million from $4.4 million at September 30, 2001, an increase of $1.8 million or 40.7%. This increase reflects, among other things, our concern regarding uncertainty surrounding possible Middle-East hostilities. If this situation were to result in a protracted war, the involvement of military personnel in armed hostilities may increase payment delinquencies and our charge-offs. In addition, if a large number of our borrowers are wounded in combat or killed in action, those customers without credit insurance to pay off the loan for those types of events may not be able to continue to pay their loans as agreed which may cause our delinquencies and ultimately our charge-offs to increase.

     Interest Expense. Interest expense in fiscal 2002 increased to $9.6 million from $9.5 million in fiscal 2001, an increase of $.1 million or 1.5%. Our average interest bearing liabilities increased by $14.4 million or 12.9% during fiscal 2002. However, this increase was offset by decreased interest rates. The weighted average interest rate on our debt declined to 7.5% in fiscal 2002 from 8.2% in fiscal 2001.

     Operating Expense. Operating expenses in fiscal 2002 increased to $27.6 million from $24.1 million in fiscal 2001, an increase of $3.5 million or 14.7%. This increase was due primarily to increases in employment costs and facilities costs. Employment costs increased by $3.0 million as we enlarged the software development team that is developing a comprehensive enterprise-wide software application and continued efforts to build infrastructure, primarily in our Internet distribution facility, audit and compliance, collections and product development teams. Facilities costs increased by $1.0 million due primarily to the move and expansion of our administrative offices in April 2001, opening of a new retail sales office and the expansion of our Internet facility. Professional fees decreased by $.4 million due to the resolution of a suit we filed against a competitor in 2001.

     Net Income. We generated income before income taxes of $4.5 million and net income of $2.9 million in fiscal 2002 compared to income before income taxes of $3.4 million and net income of $2.1 million in fiscal 2001.

DELINQUENCY EXPERIENCE

     Our customers are required to make monthly payments of interest and principal. We analyze our delinquencies on a recency delinquency basis. A loan is delinquent under the recency method when a full payment (95% or more of the contracted payment amount) has not been received for 60 days after the last full payment. We rarely grant extensions or deferments, or allow account revision, rewriting, renewal or rescheduling in order to bring otherwise delinquent accounts current.

     The following sets forth the five year history of our delinquency experience for accounts for which payments are 60 days or more past due and allowance for credit losses for our finance receivables:

                                             As of September 30,
                            ----------------------------------------------------
                               2003      2002       2001       2000       1999
                            --------   --------   --------   --------   --------
                                            (dollars in thousands)
Finance receivables
  balances................  $165,895   $159,011   $137,314   $127,746  $107,935
Finance receivables
  balances 60 days or more
  past due................  $  4,836   $  5,580   $  6,369   $  5,176  $  4,741
Finance receivables
  balances 60 days or more
  past due as a percent of
  finance receivables.....     2.92%       3.51%      4.64%      4.05%     4.39%


     Our 60-day delinquency accounts have consistently remained between 2.9% and 4.7% of the entire finance receivable portfolio. In September of 2001, we experienced an increase in delinquencies due to the issues surrounding the September 11th tragedy. In an effort to be sensitive to the activities of the military, we limited collection efforts during the remainder of the month of September. As a result, we ended that year with a delinquency amount in excess of our historical rates.

CREDIT LOSS EXPERIENCE AND PROVISION FOR CREDIT LOSSES

      General.

     Our provisions for credit losses are charged to income in amounts sufficient to maintain our allowance for credit losses at a level considered adequate to cover the probable losses inherent in our existing finance receivable portfolio. Historical credit loss experience, delinquency of finance receivables, the value of underlying collateral, current economic conditions, current military activities and management's judgment are factors used in assessing the overall adequacy of the allowance and corresponding provision for credit losses. Our allowance for credit losses is developed primarily for our direct finance receivable portfolio as our retail installment contracts are generally covered by dealer reserves. Our methodology for setting the allowance for our direct finance receivable portfolio is described in " -- Critical Accounting Policies," and the dealer reserves for our retail installment contracts are discussed below.

      Direct Loans.

     Our charge-off policy is based on an account-by-account review of delinquent receivables on a recency basis. Finance receivables are charged-off when management deems them to be uncollectable through our normal collection procedures or they become 270 days past due. The 270-day limit is required by our senior lending agreement. Approximately one-third of our charge-offs occur before an account is 180 days delinquent. Our primary source of charge-offs is when a customer leaves the military prior to repaying the finance receivable. We generally structure our loans so that the entire amount is repaid prior to a customer's estimated separation from the military, and the number of our customers who depart from the military early has remained relatively constant over time. We, however, cannot predict when or whether a customer may depart from the military early. Accordingly, we cannot implement any policy or procedure to ensure that we are repaid in full prior to our customer leaving the military. Our second greatest source of loss is when a customer declares bankruptcy.

     The following table shows a five-year historical picture of net charge-offs on direct loans and net charge-offs as a percentage of direct loans. The decrease shown on this table in the percentage of net charge-offs to average monthly balance outstanding resulted primarily from more effective collection efforts.

                                As of, and For the Years Ended, September 30,
                               ------------------------------------------------
                                  2003       2002       2001     2000     1999
                               --------   --------   --------  -------  -------
                                              (dollars in thousands)
Direct Loans:
  Loans charged-off........... $ 10,287   $  9,555   $  8,752  $ 7,791  $ 6,683
  Less recoveries.............    1,048        869      1,080      965      693
                               --------   --------   --------  -------  -------
  Net charge-offs............. $  9,239   $  8,686   $  7,672  $ 6,826  $ 5,990
                               ========   ========   ========  =======  =======
Average monthly balance
   outstanding (1)............ $145,511   $130,223   $108,939  $95,780  $82,114
Percentage of net charge-offs
   to average monthly balance
   outstanding................     6.35%      6.67%      7.04%    7.13%    7.29%

------------------
(1) Averages are computed using month-end balances during the years presented.

     Retail Installment Contracts.

     Under our retail merchant reserve arrangements, we withhold a percentage (usually between five and ten percent) of the principal amount of the retail installment contract purchased. The amounts withheld from a particular retail merchant are recorded in a specific reserve account. Any losses incurred on the retail installment contracts purchased from that retail merchant are charged against its specific reserve account. Upon the retail merchant's request, and no more often than annually, we pay the retail merchant the amount by which its specific reserve account exceeds 15% of the aggregate outstanding balance on all retail installment contracts purchased from them, less losses we have sustained, or reasonably could sustain, due to debtor defaults, collection expenses, delinquencies and breaches of our agreement with the retail merchant. Our allowance for credit losses is charged only to the extent that the loss on a retail installment contract exceeds the originating retail merchant's specific reserve account at the time of the loss.

     The following table shows a five-year historical picture of net charge-offs on retail installment contracts and net charge-offs as a percentage of retail installment contracts. The fluctuation shown on this table in net charge-offs indicates timing differences resulting from the collection of amounts charged off in prior years.

                                As of, and For the Years Ended, September 30,
                             --------------------------------------------------
                                2003     2002      2001      2000       1999
                             --------  --------  --------   --------   --------
                                              (dollars in thousands)
Retail Installment Contracts:
  Contracts charged-off..    $     83  $    190  $    221   $    338  $    253
  Less recoveries........         154        82       217        220       264
                             --------  --------  --------   --------  ---------
  Net charge-offs
   (recoveries)              $    (71) $    108  $      4   $    118  $    (11)
                             ========  ========  ========   ========  =========
Average monthly balance
   outstanding (1).......    $ 19,067  $ 19,506  $ 22,802   $ 23,121  $ 18,277
Percentage of net charge-
   offs to average monthly
   balance outstanding...       (0.37)%    0.55%     0.02%      0.51%    (0.06)%

------------------
(1)   Averages are computed using month-end balances during the years presented.

     The following table sets forth the five year history of our allowance for credit losses on direct loans and retail installment contracts:

                                As of, and For the Years Ended, September 30,
                             --------------------------------------------------
                                2003     2002      2001      2000       1999
                             --------  --------  --------   --------   --------
                                              (dollars in thousands)
Average finance
  receivables (1)........    $164,578  $149,729  $131,741   $118,901  $100,391
Provision for credit losses  $ 12,168  $ 10,594  $  8,264   $  7,476  $  6,577
Net charge-offs..........    $  9,168  $  8,794  $  7,676   $  6,944  $  5,980
Net charge-offs as a
  percentage of average
  finance receivables....        5.57%     5.87%     5.83%      5.84%     5.96%
Allowance for credit losses  $  9,221  $  6,221  $  4,421   $  3,833  $  3,301
Allowance as a percentage
  of average finance
  receivables............        5.60%     4.15%     3.36%      3.22%     3.29%

-------------------
(1)   Averages are computed using month-end balances during the years presented.

      Allowance for Credit Losses.

     The allowance for credit losses is maintained at an amount which management considers sufficient to cover estimated future losses. The Company has developed policies and procedures for assessing the adequacy of the allowance for credit losses which take into consideration the historical credit loss experience of the Company, delinquency trends, current economic conditions, current or future military deployments, and the composition of the finance receivable portfolio. The Company uses various ratio analyses in evaluating prior finance receivable losses and delinquency experience. These and other analyses are used to measure historical movement of finance receivables through various levels of repayment, delinquency, and loss. These results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. These estimates are influenced by factors outside the Company's control, such as economic conditions and current or future military deployments. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term. See "--Critical Accounting Policies."

      The following table sets forth the five year history of the components of our allowance for credit losses on direct loans and retail installment contracts:

                                As of, and For the Years Ended September 30,
                             --------------------------------------------------
                                2003     2002      2001      2000       1999
                             --------  --------  --------   --------   --------
                                           (dollars in thousands)
Balance beginning of
  period................     $  6,221  $  4,420  $  3,833   $  3,301  $  2,704
                             --------- --------- ---------  --------- ---------
Charge-offs:
  Loans charged-off.....      (10,370)   (9,745)   (8,973)    (8,129)   (6,936)
  Recoveries............        1,202       952     1,296      1,185       956
                             --------- --------- ---------  --------- ---------
Net charge-offs.........       (9,168)   (8,793)   (7,677)    (6,944)   (5,980)
Provision for credit
  losses................       12,168    10,594     8,264      7,476     6,577
                             --------- --------- ---------  --------- ---------
Balance end of period...     $  9,221  $  6,221  $  4,420   $  3,833  $  3,301
                             ========= ========= =========  ========= =========

NONEARNING ASSETS

     Accrual of interest income is suspended when a payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

     Nonearning assets represent those finance receivables on which both the accrual of interest income has been suspended and for which no payment of principal or interest has been received for more than 60 days. Nonearning assets at September 30, 2003 decreased to $4.84 million from $5.58 million at September 30, 2002, a decrease of $740,000 or 13.0%. This decrease was primarily the result of enhanced collection efforts.

LOAN ORIGINATION

     Our loan origination is the most important factor in determining our future revenues. Our loan origination in fiscal 2003 decreased to $188.5 million from $191.9 million in fiscal 2002, a decrease of $3.4 million or 1.8%. This decrease was due primarily to military deployments to the Middle East hostilities and other deployments of military personnel for extended periods of time, which has somewhat affected demand for our loans.

     The following table sets forth the five year history of our overall loan originations and lending activities by direct loan and retail installment contract:

                                 As of, and For the Years Ended September 30,
                         ------------------------------------------------------
                         (dollars in thousands, except for average note amounts)
                             2003       2002       2001       2000       1999
                           --------   --------   --------   --------   --------
Total Loan Origination:
Gross balance...........   $188,464   $191,931   $158,594   $158,220   $136,457
Number of notes.........     59,670     67,483     62,123     63,123     56,570
Average note amount.....   $  3,158   $  2,844   $  2,553   $  2,507   $  2,412

Direct Loans:
Gross balance...........   $173,013   $175,932   $144,693   $134,870   $117,064
Number of notes.........     55,075     62,532     57,576     54,558     48,724
Average note amount.....   $  3,141   $  2,813   $  2,513   $  2,472   $  2,403

Retail Installment Contracts:
Gross balance...........   $ 15,451   $ 15,999   $ 13,901   $ 23,350   $ 19,393
Number of notes.........      4,595      4,951      4,547      8,565      7,846
Average note amount.....   $  3,363   $  3,231   $  3,057   $  2,726   $  2,472

LIQUIDITY AND CAPITAL RESOURCES

     A relatively high ratio of borrowings to invested capital is customary in consumer finance activities due to the quality and term of the assets employed. Investing activities are our principal use of cash, which is to make new loans and purchase retail installment contracts. We use our borrowings to fund the difference, if any, between the cash used to make new loans and purchase retail installment contracts, and the cash generated from loan repayments. Cash used in investing activities in fiscal 2003 was $16.8 million which was funded from the $17.8 million of cash from operating activities. Cash used in investing activities in fiscal 2002 was $31.2 million and was primarily funded by $16.3 million from operating activities and $13.6 million from financing activities.

     Financing activities primarily consist of borrowings and repayments relating to our bank debt, an unsecured revolving credit line from our parent and our junior subordinated debentures. Cash used in financing activities in fiscal 2003 was $.1 million compared to cash provided of $13.6 million in fiscal 2002. There was no net increase in borrowings in fiscal 2003 because cash from operating activities was sufficient to fund investing needs. Information about the length to maturity of our debt may be found in Note 3 of the Notes to Consolidated Financial Statements. The revolving credit line from our parent consists of various borrowings at 2% above the prime rate. See Note 5 of the Notes to Consolidated Financial Statements for general remunerations.

     Senior Indebtedness-Bank Debt.

     The senior lending agreement was amended and restated on October 1, 2003. The terms of the senior lending agreement are substantially the same as before the amendment. Our senior lending agreement is an uncommitted facility which provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. Currently, eleven (11) banks are a party to the senior lending agreement, as amended. Any bank may elect not to participate in any future fundings at any time without penalty. As of December 1, 2003, we could request up to approximately $20.62 million in additional funds pursuant to the terms of the senior lending agreement, as amended. No bank, however, has any contractual obligation to lend us these additional funds. In connection with borrowing under the senior lending agreement we are subject to certain financial and other restrictive covenants.

     On or before March 31 of each year, each bank that is a party to the senior lending agreement is to deliver to us a written indication of whether or not it wishes to participate in future fundings and the amounts that it expects to be willing to fund during the next 12 months. As of December 1, 2003, ten (10) banks of the eleven (11) that are a party to our senior lending agreement have indicated in writing their willingness to participate in fundings up to an aggregate of $185.5 million during the next 12 months, including all amounts currently outstanding under the senior lending agreement.

     If a bank were to elect not to participate in future fundings, any existing borrowings from that bank under the revolving credit line would be payable in twelve equal monthly installments. We anticipate that we would repay that amount through borrowings from other banks participating in the senior lending agreement. Any existing borrowings under amortizing notes or single pay term notes from the bank electing not to participate would be repayable according to their original terms. Currently, we limit the amount we borrow from any one bank to $20 million. This limitation lessens our dependence on any one bank and the potential effect on our operations and liquidity if that bank elects not to participate in future financing. During fiscal 2000 and 2001, two banks elected not to extend further credit to us, however, those banks were replaced with two new banks prior to September 30, 2001, and our operations and liquidity were not affected during that period.

     Historically, we have had adequate time to replace any lender electing not to participate in future fundings. However, there can be no assurance that we will be able to replace a lender in the future or that a lender's decision not to extend us further credit would not have a material adverse effect on our liquidity. In the event we are unable to raise adequate capital under our senior lending agreement, we would pursue alternative funding options. These alternatives might include the securitization of our finance receivables, obtaining committed financing from a bank syndicate, a private placement of debt or equity, an expansion of our junior subordinated debenture program, or an initial public offering of our equity.

     Our senior lending agreement gives us access to a revolving credit line, amortizing notes and single pay term notes. As of December 1, 2003, the outstanding balance under the revolving credit line was approximately $11.38 million floating at prime rate, or 4.0%. The revolving credit line is payable upon demand in 12 equal monthly payments of principal and monthly payments of interest on the outstanding principal on the tenth day of each month. As of December 1, 2003, the outstanding balance of the amortizing notes was approximately $100.7 million, with interest rates fixed at 270 basis points over the ninety day moving average of like-term Treasury notes at the time the notes were issued. All amortizing notes have terms not to exceed 48 months, payable in equal monthly principal and interest payments. As of December 1, 2003, we had approximately 208 amortizing notes outstanding with a weighted average maturity of approximately 33.9 months and a weighted average interest rate of approximately 6.2%. The rates and terms of single pay term notes are negotiable when issued and the interest rates are fixed for the term of the note. These notes typically have a term of 36 to 48 months and require interest only payments until maturity. As of December 1, 2003, we had 2 single pay term notes outstanding in an aggregate amount of approximately $2 million, with a weighted average maturity of approximately 2.87 months and a weighted average interest rate of approximately 8.9%. Interest on all borrowings under our senior lending agreement is payable monthly.

     Substantially all of our assets secure this bank debt. The senior lending agreement also limits, among other things, our ability to (1) incur additional debt from the banks that are party to the agreement beyond that allowed by specific financial ratios and tests, (2) pay dividends, (3) make certain other restricted payments, (4) consummate certain asset sales and dispositions, (5) merge or consolidate with any other person, and (6) incur additional debt for borrowed money. In addition, the senior lending agreement limits the amounts that we can pay to our parent each year. In fiscal 2003, the senior lending agreement prohibits us from paying our parent more than $700,000 for strategic planning services, professional services, the use of intellectual property rights, product identification and branding and service charges.

     Under the senior lending agreement, both before and after amendment, we are also subject to certain financial covenants that require us, among other things, to maintain specific financial ratios and to satisfy certain financial tests. In part, these include: (a) an Allowance for Credit Losses (as defined in the senior lending agreement, as amended) equal to or greater than the Allowance for Credit Losses shown on our audited financial statements as of the end of our most recent fiscal year and at no time less than 3% of our net receivables, (b) a Senior Indebtedness to Tangible Net Worth Ratio (as defined in the senior lending agreement, as amended) as of the end of each quarter to not greater than
4.75 to 1.00, and (c) a Senior Indebtedness to Net Receivable Ratio (as defined in the senior lending agreement, as amended) as of the end of each quarter of no more than 80%. We are also required to maintain a Consolidated Total Required Capital (as defined in the senior lending agreement, as amended) of at least $12.5 million plus 50% of the cumulative positive net income earned during each of our fiscal years ending after September 30, 2002, which approximates $14.49 million as of September 30, 2003. The breach of any of these covenants or other terms of the senior lending agreement could result in a default under the senior lending agreement. If we breach certain financial covenants under the senior lending agreement, the banks would have the right to receive 80% of all payments we receive on our consumer loans and retail installment contracts. In addition, if a default occurs the lenders could seek to declare all amounts outstanding under the senior lending agreement, together with accrued and unpaid interest, to be immediately due and payable. As of September 30, 2003, we were in material compliance with all loan covenants.

     Senior Indebtedness-Parent Debt.

     We also have a revolving line of credit, payable on demand, from our parent, Pioneer Financial Industries, Inc. Interest on this facility accrues at the prime rate plus 2%. At September 30, 2003, there was $1.7 million outstanding under this credit facility with an interest rate of 6.00%.

     Senior Indebtedness Table.

     The following table sets forth a five year history of the total borrowings and availability under our senior lending agreement and our revolving line from our parent, consisted of:

                                                As of September 30,
                                -----------------------------------------------
                                              (dollars in thousands)
                                  2003      2002      2001     2000      1999
                                -------   -------   -------  --------  --------
Revolving Credit Line (1):
  Total facility..........      $ 31,000  $ 27,000  $ 23,000 $ 22,000  $ 20,000
  Balance at end of year        $ 12,293  $ 12,718  $ 12,310 $ 10,851  $  9,138
  Maximum available credit (3)  $ 18,707  $ 14,282  $ 10,690 $ 11,149  $ 10,862

Term Notes (2):
  Total facility..........      $140,036  $125,470  $123,432 $ 99,755  $ 90,730
  Balance at end of year..      $ 99,471  $ 97,925  $ 83,847 $ 80,466  $ 64,561
  Maximum available credit (3)  $ 40,565  $ 27,545  $ 39,585 $ 19,289  $ 26,169

Total Revolving and Term Notes
  (1)(2):
  Total facility..........      $171,036  $152,470  $146,432 $121,755  $110,730
  Balance at end of year..      $111,764  $110,643  $ 96,157 $ 91,317  $ 73,699
  Maximum available credit (3)  $ 59,273  $ 41,827  $ 50,275 $ 30,438  $ 37,031
  Credit facility available (4) $ 13,575  $ 11,589  $ 10,157 $  7,813  $ 10,008
  Percent utilization of the
   total facility.........         65.34%    72.60%   65.70%    75.00%    66.60%

-----------------------
(1)  Includes revolving credit line from our parent.

(2)  Includes amortizing notes and single payment term notes.

(3) Maximum available credit assuming proceeds in excess of the amounts shown below under "Credit Facility Available" are used to increase qualifying finance receivables and all terms of the senior lending agreement are met, including maintaining a Senior Indebtedness to Net Receivable Ratio of not more than 80%.

(4) Credit available based on the existing asset borrowing base and maintaining a Senior Indebtedness to Net Receivable Ratio of not more than 80%.

     Outstanding Subordinated Debt.

     We also fund our liquidity needs through the sale of unsecured junior subordinated debentures. These debentures have varying fixed interest rates and are subordinate to all senior indebtedness. We can redeem these debentures at any time upon 30 days written notice. As of September 30, 2003, we had issued approximately $21.4 million of these junior subordinated debentures at a weighted average interest rate of 9.51%.

     The sale of these debentures provides us with additional liquidity and capital resources. Issuing these debentures increases our tangible net worth which allows us to borrow larger amounts under our senior lending agreement. To finance growth in our finance receivables portfolio, we intend to borrow additional funds under our senior lending agreement from time to time as we sell additional debentures.

     Dividends From Subsidiaries.

     Our reinsurance subsidiary is subject to the laws and regulations of the state of Arizona which limit the amount of dividends our reinsurance subsidiary can pay to us and require us to maintain a certain capital structure. In the past, these regulations have not had a material impact on our reinsurance subsidiary or its ability to pay dividends to us, and we do not expect these regulations will have a material impact on our business or the business of our reinsurance subsidiary in the future.

INTEREST RATE RISK MANAGEMENT

     Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings. Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates could adversely affect our growth and profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk.

     The amounts set forth below show the impact on earnings of changes in interest rates on our variable rate debt as of the time it is scheduled to adjust, and upon the debt that is scheduled to mature during 2004, assuming adjustments to, or refinancing at, rates available to us at September 30, 2003. Changes in our interest expense for various possible fluctuations in the interest rates of our debt for fiscal 2004 may be estimated as follows:

Decrease/increase:                    -2%           -1%              0%           +1%        +2%
                                  ------------  ------------   -----------    ---------   ---------
Revolving credit line..........   $  (211,600)  $  (105,800)   $        0    $  105,800  $  211,600
Amortizing and
   single pay term notes.......    (1,318,540)     (914,080)     (509,620)     (105,160)    299,300
Junior subordinated debt.......       (61,004)      (30,654)         (304)       30,047      60,397
   Total impact on                ------------  ------------   -----------    ---------   ---------
        interest expense.......   $(1,591,144)  $(1,050,534)   $ (509,924)   $   30,687  $  571,297
                                  ============  ============   ===========   ==========   =========

CONTRACTUAL OBLIGATIONS

     We have the following payment obligations under current financing and leasing arrangements as of September 30, 2003:

                                                    Payments Due By Period
                                        ----------------------------------------------------
                                        Less than         1-3          4-5          After
Contractual Obligations:      Total      1 year          years        years        5 years
                          ------------  -----------    -----------  -----------   ----------
Long-term debt........... $120,908,041  $43,481,019    $59,149,387  $10,784,437   $7,493,198

Operating leases.........    3,540,833      696,533      1,355,894    1,211,273      277,133
                          ------------  -----------    -----------  -----------   ----------
Total contractual
  cash obligations....... $124,448,874  $44,177,552    $60,505,281  $11,995,710   $7,770,331
                          ============  ===========    ===========  ===========   ==========

                                             Amount of Commitment Expiration Per Period
                                         ---------------------------------------------------
Other                     Total Amounts  Less than         1-3          4-5          Over
Commercial Commitments:     Committed     1 year          years        years        5 years
                          ------------  -----------    -----------  -----------   ----------
Lines of credit.......... $ 12,292,841  $12,292,841(1)         ---          ---          ---


(1)   Includes $1,712,841 owed to our parent.

IMPACT OF INFLATION AND GENERAL ECONOMIC CONDITIONS

     Although inflation has not had a material adverse effect on our financial condition or results of operations, increases in the inflation rate generally are associated with increased interest rates. A significant and sustained increase in interest rates could unfavorably impact our profitability by reducing the interest rate spread between the rate of interest we receive on our customer loans and interest rates we pay under our senior lending agreement and debentures. Inflation also may negatively affect our operating expenses.

RECENT AND PROPOSED ACCOUNTING PRONOUNCEMENTS

     In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, ("SFAS 150"), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires an issuer to classify certain financial instruments that include certain obligations, such as mandatory redemption, repurchase of the issuer's equity, or settlement by issuing equity, as liabilities or assets in some circumstances. Forward contracts to repurchase an issuer's equity shares that require physical settlement in exchange for cash are initially measured at the fair value of the shares at inception, adjusted for any consideration or unstated rights or privileges, which is the same as the amount that would be paid under the conditions specified in the contract if settlement occurred immediately. Those contracts and mandatory redeemable financial instruments are subsequently measured at the present value of the amount to be paid at settlement, if both the amount of cash and the settlement date are fixed, or, otherwise, at the amount that would be paid under the conditions specified in the contract if settlement occurred at the reporting date. Other financial instruments are initially and subsequently measured at fair value, unless required by SFAS 150 or other generally accepted accounting principles to be measured differently. It is the opinion of management that this standard did not have a material impact on our financial position or results of operations.

     In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 clarifies that a guarantor is required to disclose
(a) the nature of the guarantee; (b) the maximum potential amount of future payments under the guarantee; (c) the carrying amount of the liability; and (d) the nature and extent of any recourse provisions or available collateral that would enable the guarantor to recover the amounts paid under the guarantee. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the obligation it has undertaken in issuing the guarantee at its inception.

     The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in FIN 45 are effective for financial statements ending after December 15, 2002. It is the opinion of management that the provisions of this standard did not have a material impact on our financial position or results of operations.

CRITICAL ACCOUNTING POLICIES

     Our accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America and conform to general practices within the finance company industry. The significant accounting policies used in the preparation of the consolidated financial statements are discussed in Note 1 to the Consolidated Financial Statements.

      Allowance for Credit Loss and Provision for Credit Loss.

     Critical accounting policies require management to make estimates and assumptions, which affect the reported amounts of assets, liabilities, income and expenses. As a result, changes in these estimates and assumptions could significantly affect our financial position and results of operations. We consider our policies regarding the allowance and resulting provision for credit losses to be our only critical accounting policy due to the significant degree of management judgment that is applied in establishing the allowance and the provision.

     To manage our exposure to credit losses, we use credit risk scoring models for finance receivables that we originate or perform due diligence investigations for finance receivables that we purchase. In addition, we generally structure the repayment terms so that the entire loan is repaid prior to the customer's estimated separation from the military.

     We have a credit committee that evaluates our finance receivable portfolio quarterly. Our portfolio consists of a large number of relatively small, homogenous accounts. None of our accounts is large enough to warrant individual evaluation for impairment. Our credit committee considers numerous qualitative and quantitative factors in estimating losses inherent in our finance receivable portfolio, including the following:

                o     Civilian status
                o     Current or future military deployments
                o     Current economic conditions
                o     Prior finance receivable loss and delinquency experience
                o     The composition of our finance receivable portfolio

     Our credit committee uses several ratios to aid in the process of evaluating prior finance receivable loss and delinquency experience. Each ratio is useful, but each has its limitations. These ratios include:

        o Delinquency ratio - finance receivables 60 days or more past due as a percentage of finance receivables
        o Allowance ratio - allowance for finance receivable losses as a percentage of finance receivables
        o Charge-off ratio - net charge-offs as a percentage of the average of finance receivables at the beginning of each month during the period
        o Charge-off coverage - allowance for finance receivable losses to net charge-offs

     We use migration analysis as one of the tools to determine the appropriate amount of allowance for credit losses. Migration analysis is a statistical technique that attempts to predict the future amount of losses for existing pools of finance receivables. This technique applies empirically measured historical movement of like finance receivables through various levels of repayment, delinquency, and loss. These results are used to estimate future losses for the finance receivables existing at the time of analysis. We calculate migration analysis using different scenarios based on varying assumptions in order to evaluate the widest range of possible outcomes.

      Impact of using other estimates and assumptions.

     If we had chosen to establish the allowance for credit losses at the highest and lowest levels produced by the various migration analysis scenarios, our allowance for credit losses at September 30, 2003 and provision for credit losses and net income for fiscal 2003 would have changed as follows:

                                                        Increase (decrease)
                                                      -----------------------
                                                            (in thousands)
                                                      Highest         Lowest
                                                      -------         ------
        Allowance for credit losses.............      $   716        $(1,457)
        Provision for credit losses ............          716         (1,457)
        Net income..............................      $  (458)       $   932


     In addition to these models, our credit committee exercises its judgment, based on each committee member's experience in the consumer finance industry, when determining the amount of the allowance for finance receivable losses. We consider this estimate to be a critical accounting estimate that affects our net income in total and the pretax operating income of our business. See " -- Credit Loss Experience and Provision for Credit Losses."


                                    BUSINESS
GENERAL

     We originate and service consumer loans, and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We make direct loans to our customers through our network of retail sales offices and via the Internet. We also purchase retail installment contracts from retail merchants that sell consumer goods to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We are not associated with, nor are we endorsed by, the U.S. military or U.S. Department of Defense. However, we do seek to maintain a positive, supportive relationship with the military community. Through sponsorship and underwriting of U.S. military programs and educational efforts, we actively support initiatives aimed at improving the quality of life for U.S. military personnel and their families. Our operations and financial products are also designed to meet the needs of these military service personnel. Various aspects of our loan application process, our suspension of collection efforts during Operation Desert Storm and after September 11, 2001 and our emergency funeral assistance program were designed to meet the unique needs of our customer base. We also offer credit life, credit accident and health and credit property and casualty insurance to our loan customers. This insurance is issued by a non-affiliated insurance company. We also sell roadside assistance packages and discount healthcare cards issued by an unaffiliated third party.

     Our lending subsidiaries originate and service direct consumer loans made to customers referred by our retail office network of 24 locations and our unaffiliated strategic partners. Some subsidiaries also purchase retail installment contracts generated by merchants when active duty or retired career U.S. military personnel or U.S. Department of Defense employees purchase consumer goods.

      o We have three full service lending subsidiaries strategically located throughout the United States. Our lending subsidiaries are responsible for all direct lending activity. They receive applications from customers, make all underwriting decisions, generate loan documents and necessary disclosures, prepare loan disbursements, maintain loan documentation and service outstanding direct loans. If a customer is approved for a loan, in addition to loan disclosures, he receives information regarding various types of credit insurance. If the customer chooses to purchase this insurance, licensed insurance agent employees of the lending subsidiary sell this coverage on behalf of an unaffiliated insurance company.

      o We have another lending subsidiary that also originates and services loans to customers primarily via the Internet. It also originates loans to customers referred by a German affiliate.
           Our Internet
           lending capability allows customers to apply online via the Internet and receive loan proceeds electronically. If a customer is approved and accepts the loan offer, loan proceeds are generally deposited into the customer's bank account within 24 hours. This lending subsidiary also sells credit life insurance products over the Internet.

     Another subsidiary operates our retail network of 24 offices located in 13 states. Our retail network offices are located in close proximity to, but not on, U.S. military installations. They are typically located in retail strip shopping centers. We continually review our retail network to determine how to best deploy our resources and look for opportunities for expansion. Our locations were strategically selected based on several criteria including market size of military installation, convenience and growth and profitability opportunities. The retail network sells various financial products and services, roadside assistance packages and discount healthcare cards which are designed for military personnel. At no charge to customers, our retail offices also provide financial education courses, credit bureau analyses, living wills, auto insurance quotes, child fingerprinting cards, and copying, fax and other services. At selected locations within the retail network, licensed insurance benefit counselors sell selected non-credit insurance and savings products. Our retail network refers customers to our lending subsidiaries and expedites the loan application process. None of our retail offices will expedite a loan application process for residents of the state in which the office is located, unless we have a lending license in that state.

     We also have subsidiaries that purchase individual, and portfolios of, retail installment contracts which meet our quality standards and return on investment objectives from approximately 81 retail merchants. Retail installment contracts are notes generated by a single purchase of consumer goods by active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We generally acquire these contracts without recourse to the originating merchant. However, most retail merchant reserve agreements allow us to withhold funds from the merchant's proceeds to create reserves to be used in the event a customer defaults and the loan is deemed uncollectable. Retail installment contracts generally have maximum terms of 48 months. This subsidiary also sells credit property insurance.

     Our collection activities are generally performed by our lending subsidiaries. Once an account reaches a certain delinquency level or the customer becomes a civilian or declares bankruptcy, the account is transferred to our collection subsidiary.

     As discussed under "Insurance Operations" below, we have a subsidiary that reinsures a portion of the accident and health credit insurance issued by an unaffiliated insurance company in connection with loans we make.

     Our subsidiaries' activities are supported by a centralized support services subsidiary that provides the following services:

      o     Finance and accounting services
      o     Human resources and recruiting services
      o     Information technology services
      o     Marketing and solicitation services


CUSTOMERS

     We exclusively market and sell financial services and products to persons who are, at the time the loan or sale is made, active duty or retired career U.S. military personnel or U.S. Department of Defense employees. In general, our customers are unable to obtain traditional financing from banks, credit unions or savings and loan associations due to factors such as their age, likelihood of relocation and lack of credit history.

     In general, customers use our direct loans for purchases of appliances, furniture, household electronics and other durable goods, emergency expenses, vacations, auto purchases and debt consolidation. Where appropriate, we obtain security interests in collateral, often consumer goods, to support repayment of loans. However, the resale value of used consumer goods often makes foreclosure and liquidation of this collateral uneconomical.

     These borrowers are attracted to our loan products as a result of being referred to us by an existing customer or by our marketing efforts. Retail installment contracts are another source of loan customers. These customers have demonstrated an apparent need to finance a retail purchase and a willingness to use credit. After we purchase a retail installment contract, we often contact the customer using various solicitation methods. We invite the customer to visit one of our retail network offices to discuss their overall financial needs and consider our other products and services.

SEASONALITY

     Our highest finance receivable demand occurs generally from October through December, our first fiscal quarter. From January to March, our second fiscal quarter, demand is generally lower and repayments higher. Demand is generally stable in the third and fourth quarters. Consequently, we experience mild seasonal fluctuations in our cash requirements during our first and second quarters.

DIRECT LENDING ACTIVITIES

     A risk in all consumer lending and retail sales financing transactions is the customer's unwillingness or inability to repay obligations. Unwillingness to repay is usually evidenced by a consumer's historical credit repayment record. An inability to repay occurs after our initial credit evaluation and funding and usually results from lower income due to early separation from the military or reduction in rank, major medical expenses, or divorce. Occasionally, these types of events are so economically severe that the customer files for protection under the bankruptcy laws. We use standard underwriting guidelines at the time the customer applies for a loan to help minimize the risk of unwillingness or inability to repay. These guidelines are developed from past customer credit repayment experience and are periodically revalidated based on current portfolio performance. We use these guidelines to predict the relative likelihood of credit applicants repaying their obligation to us. We extend credit to those consumers who fit our underwriting guidelines. The amount and interest rate of the loan or retail sales finance transaction are based upon the estimated credit risk assumed.

     In general, our loans are under $5,000, repayable in equal monthly installments and have terms no longer than 48 months. In evaluating the creditworthiness of potential customers, we primarily examine the individual's debt to income ratio, discretionary income, military rank, time served in the military and prior credit experience. Loans are limited to amounts that the customer can reasonably be expected to repay from that discretionary income. Loan repayment terms are generally structured to repay the entire loan prior to the customer's estimated separation from the military. However, because we cannot predict when or whether a customer may unexpectedly leave the military or when or whether other events could occur which result in us not being repaid prior to a customer's departure from the military, we cannot implement any policy or procedure to ensure that we are repaid prior to the time our customers leave the military.

     All of our customers are required to complete standardized credit applications in person at one of our retail network offices or to complete an online application via the Internet. All of our retail network offices are staffed and equipped to expedite loan applications electronically to one of the lending subsidiaries for loan underwriting. Promptly, our lending subsidiary employees verify the applicant's military service history and status including rank, review credit histories using major credit reporting agencies and conduct other review procedures as deemed necessary.

     The majority of our customers submit a listing of personal property that will be pledged as collateral to secure the loan, but we generally do not perfect a security interest in that collateral. Often the current value of the collateral does not exceed the expense of repossession. Accordingly, if the customer were to default in the repayment of the loan, we may not be able to recover the outstanding loan balance by resorting to the sale of collateral. In a small number of transactions, based on the amount of the loan, we will perfect a security interest in the collateral in the event of a change in the customer's circumstances that might prevent the customer from repaying the loan as agreed.

     We believe that the development and continual reinforcement of personal relationships with customers improves our ability to monitor their creditworthiness, reduce credit risk and generate loyal repeat customers. It is not unusual for us to have made a number of loans to the same customer over the course of several years, many of which were refinanced with a new loan after approximately one third of the scheduled payments were made. In determining whether to refinance existing loans, we typically require loans to be current on a recency basis, and customers are required to complete a new credit application. Rarely do we grant extensions or deferments, or allow account revisions, rewriting renewal or rescheduling to bring an otherwise delinquent account current. Our policy is that we do not refinance loans to cure a default in principal or interest. Generally, we refinance existing loans when a portion of the new loan proceeds is used to repay the balance of the existing loan and the remaining portion is advanced to the customer. We actively market the opportunity to refinance existing loans prior to maturity, thereby increasing the amount borrowed and increasing the fees and other income we realize. In fiscal 2003, approximately 49% of the number and 28% of the amount of our loan originations were refinancings of outstanding loans.

     To reduce our credit risk, we encourage our customers to employ the convenience of making their monthly loan payments electronically through payroll deduction via the Government Allotment System or through an automatic debit of their account through the National Automated Clearinghouse Association. As of September 30, 2003, approximately 95% of our customers were utilizing these options.

CREDIT LOSS EXPERIENCE

     We closely monitor portfolio delinquency and loss rates in measuring the quality of our portfolio and the potential for ultimate credit losses. We attempt to control customer delinquency through careful evaluation of each application and credit history at the time the loan is originated or purchased and through appropriate collection activity. Collection efforts continue after an account has been charged-off until it is determined that the cost of collection efforts outweighs the benefits received.

INSURANCE OPERATIONS

     Generally, where applicable laws permit, we sell various types of credit insurance products offered by third party insurance companies to our customers. We earn a pre-negotiated commission on the sale of credit insurance. The customer's premiums for insurance coverage are financed as part of the customer's loan.

     Credit life insurance policies typically cover the life of the customer and provide for the full payment of the outstanding loan balance in the event of the customer's death, including war-related deaths. Credit accident and health insurance policies provide for the payment of loan installments as they become due while a customer is disabled due to illness or injury, including war-related injuries. Credit property insurance is written to protect the property pledged as security for the obligation. Purchases of credit life insurance and credit accident and health insurance are entirely voluntary and at the customer's discretion. Property insurance is expected for property pledged as collateral unless the borrower provides evidence of coverage with another insurance carrier naming us as payee.

     We have a wholly-owned insurance subsidiary that reinsures a portion of the credit accident and health insurance that we sell on behalf of an unaffiliated insurance carrier, providing us with an additional source of income from the earned reinsurance premiums. If these customers are injured or become ill, including during war, this subsidiary will have payment obligations. The liability we establish for possible losses related to our reinsurance operations and the corresponding charges to our income to maintain this amount are immaterial to our overall business.

     The laws of the states in which we operate regulate our sale of insurance to our customers by prescribing, among other things, the maximum amount of coverage and term of policy and by fixing the permissible premium rates or authorizing a state official to fix the maximum premium rates.

REGULATION

     Our consumer lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state and federal agencies. We are also subject to various judicial and administrative decisions of general applicability that also set requirements and restrictions applicable to our lending activities. Failure to comply with these requirements can lead to, among other sanctions, termination or suspension of licenses, consumer litigation and administrative enforcement actions. In addition, state and federal agencies have the authority to require a lender that has violated existing laws to reimburse customers for fees or other charges.

     Our lending subsidiaries are subject to detailed supervision by authorities in the states where they are located. Legislation and regulations generally require licensing, limit loan amounts, duration and charges for various categories of loans, require adequate disclosure of certain contract terms and limit collection practices and creditor remedies. Licenses are renewable and may be subject to revocation for violation of these laws and regulations. In addition, these states have usury laws which limit the interest rates we may charge.

     State and federal regulatory agencies, state attorneys general, the Federal Trade Commission, and the U.S. Department of Justice have increased their focus on certain types of lending practices by some companies in the subprime lending industry, sometimes referred to as "predatory lending" practices. State and federal governmental agencies have imposed sanctions for certain lending practices, including, but not limited to, charging borrowers excessive fees, making loans to refinance existing loans when there is no tangible benefit to the borrower, imposing higher interest rates than a borrower's credit risk warrants and failing to adequately disclose the material terms of loans to borrowers.

     We are subject to the Truth-in-Lending Act and Regulation Z promulgated thereunder. This act requires us, among other things, to disclose pertinent terms of our consumer loans, including the finance charge and the comparative costs of credit expressed in terms of an annual percentage rate. These disclosure requirements are designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to enable them to compare credit terms.

     In addition, we are subject to the Equal Credit Opportunity Act which, in part, prohibits credit discrimination on the basis of race, color, religion, sex, marital status, national origin or age. Regulation B, promulgated under this act, restricts the type of information that we may ask for or obtain in connection with a credit application. It also requires us to make certain disclosures regarding consumer rights and requires us to advise applicants who are denied credit the reasons for the denial. In instances where a loan application is denied or the rate or charge on a loan is increased as a result of information obtained from a consumer credit agency, the act requires us to supply the applicant with the name and address of the reporting agency.

     Our insurance activities are also regulated by state and federal law, and are subject to supervision by agencies having jurisdiction over consumer credit and insurance. These regulations cover such matters as solicitation practices, disclosure, policy terms, claims payment, premiums, premium financing and permitted commissions. In addition, our reinsurance subsidiary is subject to laws and regulations of the insurance authorities in the state of Arizona. These regulations cover such matters as its capitalization, reserve requirements, affiliate transactions, permitted investments and limitations on the amount of dividends payable.

     The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act. These restrictions fall into two basic categories. First, we must provide various notices to our customers about our privacy policies and practices. Second, this act restricts us from disclosing non-public personal information about the customer to non-affiliated third parties, with certain exceptions. If we violate this law, regulators may require us to discontinue disclosing information improperly and in certain circumstances customers may have a private right of action if such disclosure is made without the consent of the customer. We believe we have prepared the appropriate consumer disclosures and internal procedures to address these requirements.

     We have procedures and controls to monitor compliance with numerous federal and state laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or because of a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations. If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

     The merchants who originate retail installment contracts purchased by us also must comply with both state and federal credit and trade practice statutes and regulations. If the merchants fail to comply with these statutes and regulations, consumers may have rights of rescission and other remedies. In such cases, we have a right under our agreement with the merchant to require the merchant to repurchase the related retail installment contracts and to pay us for any damages we incur or litigation costs, including attorney's fees and costs. However, if we are unable to enforce our agreement with the merchant, resulting consumer recession rights and remedies could have an adverse effect on us.

     The Soldier's and Sailor's Civil Relief Act, in part, requires lenders to reduce the interest rate charged on loans to customers who subsequently join the military or are called to active duty. Generally, we only originate loans with active duty and retired career military personnel. Therefore, this act does not have a material affect on our business. Furthermore, our customers waive their right to enforce this act at time of loan closing.

     Although we believe our operations comply with current regulatory requirements, we are unable to predict whether state or federal authorities will require changes in our lending practices in the future, or the impact of those changes on our profitability.

COMPETITION

     The markets in which we operate are competitive. Traditional competitors in the consumer finance industry include independent finance companies, banks and thrift institutions, credit unions, credit card issuers, leasing companies, manufacturers and vendors. Some of these competitors are large companies that have greater capital and technological and marketing resources than we do. These competitors also have access to capital at a lower cost.

     Competition varies by delivery system and geographic region. For example, some competitors deliver their services exclusively via the Internet while others exclusively through a branch network. We distribute our products using both delivery channels. In addition, we compete with other consumer finance companies on the basis of overall pricing of loans, including interest rates and fees, and general convenience of obtaining the loan, including the location of our retail offices to the military base.

     We maintain product delivery flexibility and convenience, which we believe offers us a competitive advantage. In addition, we believe that innovation is necessary to compete in the industry, including enhanced customer service, products designed for military personnel and use of the Internet for loan processing and funding. While some of our customers might qualify for loans from traditional lending sources, we believe they are attracted to our products and services as a result of our exclusive commitment to the military market, an understanding of the military culture, our products and services and our expedited loan processing and funding.

TRADE NAMES

     A subsidiary of our parent has applied for federal trademark protection for the name "Pioneer Services," other names we use in our business and the logo that incorporates the "Pioneer Services" name. Trademark protection for certain other names, logos and phrases we use in our business operations are being applied for.

EMPLOYEE RELATIONS

     At September 30, 2003, we employed approximately 300 persons, none of whom were represented by labor unions. We believe that our employee relations are good.

PROPERTIES

     Our operations are generally conducted on leased premises under operating leases with terms not normally exceeding five years. At September 30, 2003, we had 31 leased operating facilities in the United States. Please see Note 6 to our Consolidated Financial Statements for information concerning our lease obligations. The furniture, equipment and other personal property that we own represents less than 1% of our total assets at September 30, 2003 and is therefore not significant in relation to our total assets.

LEGAL PROCEEDINGS

     We are subject to claims and lawsuits that primarily involve routine matters in the ordinary course of our business. We believe that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on our financial position or results of operations.



                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information regarding each person who serves as a director or executive officer of Pioneer as of September 30, 2003.

      Name              Age         Position
      ----              ---         --------

William D. Sullivan     66          Chairman, Chief Executive Officer and
                                    sole Director
Thomas H. Holcom, Jr.   57          President and Chief Operating Officer
Randall J. Opliger      46          Chief Financial Officer, Treasurer and
                                    Secretary

     William D. Sullivan is the Chairman and sole member of our board of directors. He has been a director since 1957. Mr. Sullivan has been associated with Pioneer since 1957 and has served in all levels of branch office operations as well as all management and executive capacities. He has been our Chief Executive Officer since 1963. Mr. Sullivan was one of the founders of a Kansas City bank which merged with a multi-billion dollar bank holding company. After 20 years of service, he retired in 1987 as a member of their Kansas City regional bank executive committee and its board of directors. In addition, he has served as President of the National Second Mortgage Association, Kansas Association of Financial Services and the Consumer Credit Counseling Service. He is also former officer of the Missouri Financial Services Association and the Better Business Bureau.

     Thomas H. Holcom, Jr. is our President and Chief Operating Officer. He has been associated with Pioneer since 1985 when he joined us as our Chief Financial Officer. He was named President and Chief Operating Officer in September, 2000. Prior to joining us, Mr. Holcom spent 19 years with a regional bank with assets over $1 billion and was Executive Vice President of that bank. His career has encompassed strategic planning, corporate finance, consulting, investments, risk management and marketing. He served on the boards of numerous professional and civic organizations.

     Randall J. Opliger joined us as our Chief Financial Officer, Treasurer and Secretary in April, 2000. From 1997 to March, 2000, Mr. Opliger held the chief financial officer position with Propeller Creative Services, Inc., an interactive web development company. Mr. Opliger received his CPA designation in 1982, and his prior experience includes both public accounting and other executive level responsibilities, including serving as a chief financial officer of a consumer finance company of a similar size.

EXECUTIVE COMPENSATION

     The following table sets forth all cash compensation we paid during each of our last three fiscal years to our Chief Executive Officer and to the other two executive officers whose total annual salary and bonus paid during fiscal year 2003 exceeded $100,000. As sole director, Mr. Sullivan has determined executive compensation with input from Mr. Holcom, as President and Chief Operating Officer.

                           SUMMARY COMPENSATION TABLE

                                          Annual Compensation
                                                                 Other Annual
Name and                                Salary        Bonus      Compensation
Principal Position             Year      ($)           ($)           ($)
                               ----     --------      --------   ------------
William D. Sullivan,           2003     $509,454      $250,000    $ 2,153 (1)
  Chief Executive Officer      2002     $463,140      $250,000    $ 1,905 (1)
                               2001     $431,900      $250,000    $ 2,521 (1)

Thomas H. Holcom, Jr.,         2003     $246,012      $320,000    $   720 (1)
  President and Chief          2002     $246,012      $300,000    $   720 (1)
  Operating Officer            2001     $246,012      $288,000    $   720 (1)

Randall J. Opliger,            2003     $ 98,078      $ 80,000
  Chief Financial Officer,     2002     $ 90,000      $ 90,000
  Treasurer and Secretary      2001     $ 84,616      $ 52,207

-----------------

(1)  Amounts attributable to the non-business use of a company car.

OPTIONS GRANTS

     We have not granted any options or equity-based incentives.

EMPLOYMENT AGREEMENT

     We have entered into an employment agreement with Randall J. Opliger pursuant to which we have agreed to pay him a base salary. The employment agreement may be terminated by either party upon five days notice, except that we may terminate the agreement without notice for cause or if Mr. Opliger violates any provision of the agreement. The agreement contains customary non-disclosure provisions and prohibits Mr. Opliger from competing with us or soliciting any of our customers or employees for two years following his termination or resignation. In addition, both parties agree to arbitrate most disputes arising under the agreement.

                              CERTAIN TRANSACTIONS

     We are privately held and after the sale of the debentures we will continue to be privately held. Our sole shareholder, Pioneer Financial Industries, Inc., has the flexibility of structuring our operating activity so as to optimize our ability to borrow capital for use in our lending activities and to reduce our exposure to the risks of developing new products and services. As a result, certain expenditures and assets related to our operations have been paid for or financed by Pioneer Financial Industries and its subsidiaries. We then lease or purchase these products and services from them.

     At September 30, 2003, we had borrowed $1,712,841 from our parent, Pioneer Financial Industries, Inc. ("PFI"), pursuant to an unsecured revolving line of credit. The line of credit is due on demand and interest accrues at the prime rate plus 2%. During fiscal 2003, 2002 and 2001, we made interest payments on this debt in the amount of $121,346, $132,856 and $170,109, respectively.

     During fiscal 2003, 2002 and 2001, we paid $695,578, $734,596 and $726,768, respectively, to our parent and its subsidiaries for strategic planning, professional services and service charges, including (i) $157,995, $187,596 and $172,728, respectively, paid to Pioneer Licensing Services, Inc. ("PLS"), to acquire, develop and maintain intellectual property assets employed by us, including names, trademarks, websites, logos, branding rights and software, and to license those intellectual property rights to us as needed; and (ii) $110,000, $120,000, and $118,680, respectively, paid to Penwith Corporation ("Penwith") for strategic planning and professional services, including product identification and procurement.

     During fiscal, 2002 and 2001, we sold prepaid cellular phones and phone cards to our customers. Penwith sold us these phones and phone cards on a consignment basis and, pursuant to an agreement, we in turn paid approximately 12% of the retail sales price to Penwith. Payments to Penwith aggregated $10,745 and $301,696 in fiscal, 2002 and 2001, respectively. We have discontinued selling prepaid cellular phones and phone cards.

     We share with Armed Services Benefits ("ASB"), a subsidiary of our parent, a portion of the commission received on each health discount card sold based on our agreement with ASB. The portion paid to ASB is approximately 41% of the total commission received. During fiscal 2003, 2002 and 2001, we paid ASB a total of $491,340, $392,619, and $974, respectively, in commissions and we retained a total of $717,767, $675,483 and $3,101, respectively. The amount remitted to ASB approximates its costs.

     Pioneer Sales Services, GmbH ("PSS"), a German subsidiary of our parent, receives a fee of approximately $100 for each loan customer it refers to one of our lending subsidiaries. During fiscal 2003, 2002 and 2001, we paid this entity $597,715, $556,651 and $630,522, respectively, which approximates its cost of identifying and making these referrals.

     Midstate Leasing, LLC ("Midstate"), an entity owned by the controlling shareholder and certain other shareholders of our parent, leases certain office equipment, signs and automobiles to several of our subsidiaries. These operating leases are generally for nine month periods and are automatically renewable. During fiscal 2003, 2002 and 2001, payments under these leases totaled $192,389, $226,929 and $107,647, respectively.

     We rent a building from Westport Investment Corp. ("Westport"), a subsidiary of our parent. The lease expired on September 30, 2003. During fiscal 2003, 2002 and 2001, we made lease payments to Westport in the amount of $144,000, $139,500 and $139,200, respectively.

     Our customers execute a master credit agreement in connection with direct loans. The extended effectiveness of this agreement helps expedite the extension of subsequent loans to the customer. William D. Sullivan developed and copyrighted the form of this agreement, and we license it from him in return for a royalty. In fiscal 2003, the royalty averaged $2.47 per loan, and Mr. Sullivan received a total of $135,786 in royalty payments. In fiscal 2002 and 2001, the royalty averaged $2.29 and $2.14 per loan, respectively, with Mr. Sullivan receiving a total of $143,263 and $123,180 in royalty payments, respectively.

     As part of a corporate re-alignment, we purchased Pioneer Sales Services, GmbH, Pioneer Licensing Services, Inc. and Pioneer Education Services, Inc. from our parent on September 30, 2003. The purchase price we paid for these companies was approximately $41,900, $106,000 and $57,000 respectively. The purchase price was equal to the carrying amounts of the net assets of each purchased company.

      The table below summarizes our transactions with affiliated parties:

                                                                              Year Ended September 30,
                                                      Person             2003           2002           2001
                                                      ------          ----------     ----------     ----------
                                                                               (dollars in thousands)

Interest paid on note payable....................     PFI             $  121,346     $  132,856     $  170,109
Professional services, strategic planning
  and service charges............................     PFI                427,583        427,000        435,360
Develop and maintain intellectual property.......     PLS                157,995        187,596        172,728
Product identification and procurement...........     Penwith            110,000        120,000        118,680
Net proceeds from the sale of prepaid
  cellular phones and phone cards................     Penwith                            10,745        301,696
Commission on health discount cards..............     ASB                491,340        392,619            974
Loan customer referrals..........................     PSS                597,715        556,651        630,522
Lease payments for office equipment,
  signs, vehicles................................     Midstate           192,389        226,929        107,647
Rent expenses....................................     Westport           144,000        139,500        139,200
Royalty payments for use of copyrighted form.....     Mr. Sullivan       135,786        143,263        123,180
                                                                      ----------     ----------     ----------

Total payments to affiliates.....................                     $2,378,154     $2,337,159     $2,200,096
                                                                      ==========     ==========     ==========


                             PRINCIPAL SHAREHOLDERS

     As of November 30, 2003, Pioneer Financial Industries, Inc., a Nevada corporation, owns 17,136 shares of our common stock, which constitutes all of our issued and outstanding shares of common stock. We have no other class of capital stock authorized. The address of Pioneer Financial Industries is 955 South Virginia Avenue, Suite 116, Reno, Nevada 89502. Pioneer Financial Industries has sole voting and investment power with respect to the shares of our common stock set forth above. Neither our director nor any of our executive officers own any shares of our common stock.

     As of November 30, 2003, as the trustee or beneficiary of various trusts, William D. Sullivan had sole or shared voting or investment power over 159,420 shares, or 88.61%, of the common stock of Pioneer Financial Industries, Inc. Upon the death of Mr. Sullivan, the trust department of a commercial bank will exercise the voting rights over these shares.

                            DESCRIPTION OF DEBENTURES

     The debentures are being issued under an Indenture dated as of May 12, 2003 between us and U.S. Bank National Association, as trustee. The indenture has been filed as an exhibit to the registration statement. You can also obtain a copy of the indenture from us. We have summarized certain parts of the indenture. The summary is not complete and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section number of the indenture provision that is summarized so you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indenture.

GENERAL

     The debentures are our unsecured obligations and are subordinate to all of our senior indebtedness and rank equal in payment with our junior subordinated debentures issued prior to November 1, 2002. See " -- Subordination." Each debenture will have a term of not less than 12 months and not more than 120 months as determined by us and the holder at the time the debenture is purchased (Section 2.2(b)). There is no sinking fund or similar provision for payment of the debentures at maturity. We will pay maturing debentures from our general funds. (Section 2.2(e)).

     The debentures will mature on the date specified on the debenture. The debentures contain a renewal provision which effectively extends the maturity date of and resets the interest rate on the debenture upon maturity unless the holder requests repayment in writing. The principal amount of the renewed debenture will equal the principal amount of the debenture on the most recent maturity date, plus all accrued and unpaid interest. The term of a renewed debenture will be equal to the original term of the debenture, and the interest rate of the debenture will be equal to the interest rate we are then paying on debentures of a like term and principal amount, which may be higher or lower than the interest rate on the original debenture. (Section 2.2(d)).

     At least 20 days prior to the maturity date of a debenture, we will send the debenture holder a written notice reminding the holder of the pending maturity of the debenture and that it will be renewed unless the holder requests repayment in writing within 20 days after the maturity date and a copy of the current prospectus for the debentures. The notice will also state the place where the debenture may be surrendered for payment (Section 2.2(d)).

     While we have the right to renew a debenture, we have no obligation to renew a debenture and may pay it in full upon maturity. So long as we have an effective registration statement on file with the SEC and the securities commissions of the states in which the debentures are sold, we currently intend to renew the debentures. If we do not have an effective registration statement on file with the SEC and the securities commissioners of the states in which the debentures are sold, we will pay the debentures in full upon maturity. We may redeem the debentures prior to their maturity, but the holders have no right to redeem the debentures prior to maturity. (Article 3).

     The debentures will be issued, without coupons, in denominations of $1,000 or any multiple thereof. (Section 2.2(a)).

SUBORDINATION

     The payment of principal and interest on the debentures is subordinated to all senior indebtedness, as defined below. Upon the maturity of the senior indebtedness, by lapse of time, acceleration or otherwise, the holders of the senior indebtedness will be entitled to receive payment in full before the holders of the debentures are entitled to receive any payment. The indenture does not limit the amount of additional indebtedness, including senior indebtedness, which we or any of our subsidiaries may create, incur, assume or guarantee. As a result of these subordination provisions, upon default, holders of the debentures may recover less than holders of our senior indebtedness. (Section 10.3).

     Under the indenture, "senior indebtedness" means all of our indebtedness for money borrowed whether outstanding on the date of execution of the indenture or thereafter created, incurred, assumed, or guaranteed by us (and all renewals, extensions or refundings thereof) that (1) is not expressly subordinate or junior to any of our other indebtedness; (2) is expressly subordinate and junior to the indebtedness described in clause (1) but not to any other of our indebtedness; and (3) is expressly subordinate and junior to the indebtedness described in clauses (1) and (2) but not to any of our other indebtedness. (Section 1.1). The senior indebtedness includes all amounts owed to banks under our senior lending agreement and all debt owed to our parent under our revolving credit line.

     The debentures sold in this offering will rank equally with each other, and with our outstanding junior subordinated debentures, as to payment rights. (Section 2.2(e)).

INTEREST

     We may change the interest rates at which we offer debentures from time to time based on market conditions, our financial requirements, the principal amount of the debenture and the term to maturity chosen by the purchaser, but no such change will affect the interest rate of any debenture purchased before the effective date of such change. The interest rate applicable to the debentures will be the rate set forth in the supplement to this prospectus in effect as of the date of the issuance of the debenture. Interest payable for any month or portion of a month will be computed on the basis of the number of days elapsed in a 360-day year or twelve 30-day months. (Section 2.2(c)).

      Interest on a debenture accrues from the date of issue, which is deemed to be the date we receive proper documentation, including an executed subscription agreement, and appropriate funds, but only if they are received before 3:00 p.m. on a business day. If we receive the documents and funds on a nonbusiness day or after 3:00 p.m. on a business day, then the date of issue will be deemed to be the next business day. For this purpose, business days are Monday through Friday, except for Missouri legal holidays.
(Sections 1.1 and 2.2(c)).

     We will pay or compound interest on the debentures annually, at the election of the debenture holder. We will pay interest on compounded interest at the same rate paid on the underlying principal. Holders of debentures in principal amounts of $10,000 or more may, in return for a 1/2 percent reduction in the interest rate on the debenture, elect to receive monthly interest payments. (Section 2.2(c)).

     Interest rates on debentures in a principal amount in excess of $100,000 will be negotiated on a case by case basis based upon our financial requirements, the term of the investment and prevailing interest rates. (Section 2.2(c)).

REDEMPTION AT THE OPTION OF PIONEER

     We may, at our option, redeem any or all of the debentures on at least 30 days written notice to each holder at a price equal to 100% of the principal amount of the debentures being redeemed, plus accrued interest on a daily basis up to, but not including, the redemption date. We may select debentures for redemption in our sole discretion. (Article 3).

MODIFICATION OF INDENTURE

     We, together with the trustee, may modify the indenture at any time with the consent of the holders of not less than a majority in principal amount of the debentures that are then outstanding. However, we and the trustee may not modify the indenture without the consent of each holder affected if the modification (1) affects the terms of payment of, the principal of, or any interest on any debenture; (2) changes the percentage of debenture holders whose consent to a waiver or modification is required; (3) affects the subordination provisions of the indenture in a manner that adversely affects the right of any holder or (4) waives any event of default in the payment of principal of, or interest on, any debenture.

     Without action by the debenture holders, we and the trustee may amend the indenture or enter into supplemental indentures to clarify any ambiguity, defect or inconsistency in the indenture, to provide for the assumption of the debentures by any successor to us, to make any change to the indenture that does not adversely affect the legal rights of any debenture holders, or to comply with the requirements of the Trust Indenture Act. We will give written notice to the debenture holders of any amendment or supplement to the indenture or debentures. (Sections 9.1 and 9.2).

PLACE, METHOD AND TIME OF PAYMENT

     We will pay principal and interest on the debentures at our principal executive office, or at such other place as we may designate for that purpose; provided, however, that if we make payments by check, they will be mailed to the holder of the debenture at his or her address appearing the debenture register maintained by the registrar. Any payment of principal or interest which is due on a nonbusiness day will be payable by us on the next business day immediately following that nonbusiness day and no additional interest will accrue in the intervening period. (Sections 4.1).

EVENTS OF DEFAULT

     An event of default is defined in the indenture as being a default in payment of principal or any installment of interest on the debentures which has not been cured following 10 days written notice; our becoming subject to certain events of bankruptcy or insolvency; or our failure to comply with provisions of the debentures or the indenture and the failure is not cured or waived within 60 days after we have received notice of such failure from the trustee or from the holders of at least a majority in principal amount of the outstanding debentures. (Section 6.1).

     If an event of default occurs and is continuing, the trustee or the holders of a majority in principal amount of the then outstanding debentures may declare the principal of and the accrued interest on all outstanding debentures due and payable. (Section 6.2). If such a declaration is made, we are required to pay the principal of and interest on all outstanding debentures within 90 days after the declaration, so long as the senior indebtedness has not matured by lapse of time, acceleration or otherwise. (Section 10.4). We are required to file annually with the trustee an officer's certificate that certifies the absence of defaults under the terms of the indenture. We are also required to file with the trustee and the paying agent prompt notice of an event of default under the indenture and any default related to any senior indebtedness. (Section 4.3).

     The indenture provides that the holders of a majority of the aggregate principal amount of the debentures at the time outstanding may, on behalf of all holders, waive any existing event of default or compliance with any provision of the indenture or the debentures, except a default in payment of principal or interest on the debentures or an event of default with respect to a provision that cannot be amended without the consent of each affected holder. In addition, the trustee may waive an existing event of default or compliance with any provision of the indenture or debentures, except in payments of principal or interest on the debentures, if the trustee in good faith determines that a waiver or consent is in the best interests of the holders of the debentures. (Section 6.4).

     If an event of default occurs and is continuing, the trustee is required to exercise the rights and duties vested in it by the indenture and to use the same degree of care as a prudent person would exercise under the circumstances in the conduct of his or her affairs. The trustee however, is under no obligation to perform any duty or exercise any right under the indenture at the request, order or direction of any debenture holders unless the trustee receives indemnity satisfactory to it against any loss, liability or expense (Section 7.1). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the debentures at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee. The indenture effectively limits the right of an individual debenture holder to institute legal proceedings in the event of our default. (Section 6.5).

SATISFACTION AND DISCHARGE OF INDENTURE

     The indenture may be discharged upon the payment of all debentures outstanding thereunder. (Article 8).

Reports to the Securities and Exchange Commission

     We plan to file annual reports containing audited financial statements and quarterly reports containing unaudited financial information for the first three fiscal quarters of each fiscal year with the Securities and Exchange Commission while the registration statement containing this prospectus is effective and as long thereafter as we are required to do so. (Section 4.2). Copies of such reports will be sent to any debenture holder upon written request.

SERVICE CHARGES

     We reserve the right to assess service charges and fees for issuing debentures to replace lost or stolen debentures, to transfer a debenture, or to issue a replacement interest payment check. (Sections 2.6 and 2.7).

TRANSFER

     A debenture holder may not transfer any debenture until the registrar has received, among other things, appropriate endorsements and transfer documents and any taxes and fees required by law or permitted by the indenture. The registrar is not required to transfer any debenture for a period beginning 15 days before the date notice is mailed of the redemption or the maturity of such debenture and ending on the redemption of such debenture or 21 days after the maturity date of the debenture, as appropriate. (Section 2.6). No assurance can be given that a debenture holder will be able to sell any debenture or to sell any debenture at a profit. See "Risk Factors--Your investment in the debentures is illiquid and your ability to transfer the debenture may be limited."

CONCERNING THE TRUSTEE

     The indenture contains certain limitations on the right of the trustee, should it become one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property with respect to any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires certain conflicting interests and if any of the indenture securities are in default, it must eliminate such conflict or resign. (Sections 7.10 and 7.11).

ACCOUNTS

     We are qualified to serve as custodian for individual retirement accounts, simplified employee pension accounts, Roth IRAs and Coverdell education savings accounts. Qualifying investors may choose to establish one of these accounts with us to hold their debentures.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material United States federal income tax considerations relating to the purchase, ownership and disposition of the debentures, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. We did not seek or obtain an opinion of counsel regarding the tax considerations relating to the purchase, ownership and disposition of the debentures and the following summary is based on our management's beliefs based on their reading of the law. This discussion is based on provisions of the Internal Revenue Code of 1986, applicable regulations thereunder, judicial authority and current administrative rulings now in effect, all of which are subject to change, potentially with a retroactive effect.

     This summary applies only to United States holders that are beneficial owners of the debentures as "capital assets," within the meaning of Code Section 1221. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules such as (1) banks, thrifts, regulated investment companies, or other financial institutions or financial service companies, (2) S corporations,
(3) holders subject to the alternative minimum tax, (4) tax-exempt organizations, (5) insurance companies, (6) foreign persons or entities, (7) brokers or dealers in securities or currencies, (8) holders whose "functional currency" is not the U.S. dollar, (9) persons that will hold the debentures as a position in a hedging transaction, "straddle," "conversion transaction" (as defined for tax purposes), or (10) persons deemed to sell the debentures under the constructive sale provisions of the Code. This summary discusses the Federal income tax considerations applicable to the initial purchase of the debentures and does not discuss the tax considerations of a subsequent purchase of the debentures. Each prospective purchaser of debentures should consult his or her own tax advisor.

     The interest income earned on the debentures will be taxable income to the holders of the debentures. The holder will report the interest income earned on the debenture in accordance with the holder's method of accounting for Federal income tax purposes. Holders of monthly debentures using the cash basis of accounting will report the interest income in the year the interest is actually or constructively received. Because a debenture holder may require monthly payment of interest income on the debenture, the interest income will be treated as constructively received by a cash basis taxpayer on each interest payment date. Holders of debentures using the accrual basis of accounting will include the interest income ratably over the term of the debenture.

     Upon the sale, exchange or redemption of a debenture, a holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income and not added to the debenture's basis, which amount may be received without generating further income) and (2) such holder's adjusted tax basis in the debenture. A holder's adjusted tax basis in a debenture generally will equal the cost of the debenture to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the debenture is more than twelve months at the time of sale, exchange or redemption. Under current law, long-term capital gains recognized by some noncorporate holders, including individuals, will generally be subject to taxation at capital gains rates. The deductibility of capital losses is subject to limitations.

     Under the Code, we must report the interest earned on debentures with respect to each holder to the Internal Revenue Service on the appropriate Form 1099, a copy of which will also be provided to a debenture holder. No portion of interest generally will be withheld for holders who properly provide us with a taxpayer identification number on Forms W-8 or W-9. If a debenture holder does not provide us with a taxpayer identification number on Forms W-8 or W-9, we are required to withhold tax on any interest paid. The withholding rate is presently 30% of the interest, but the rate is to reduce over time in stages to 27% in 2006. It is our policy not to sell to anyone refusing to provide a taxpayer identification number on a Form W-8 or W-9.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE DEBENTURES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

                              PLAN OF DISTRIBUTION

     We are offering up to $25,000,000 in aggregate principal amount of the debentures. We will offer the debentures through our officers and employees directly without an underwriter or agent and on a continuous basis. This offering will expire on May 12, 2005. However, we have the right to terminate this offering at any time before that date.

     We do not currently use a broker-dealer or an agent to assist in the sales of the debentures. We may employ the services of a National Association of Securities Dealers, Inc. member broker-dealer in the future for purposes of offering the debentures on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we will file a post-effective amendment to the registration statement containing this prospectus to disclose the name of the broker-dealer, the compensation being paid to the broker-dealer and any other material terms of our agreement with the broker-dealer, including any agreement that we make to indemnify the broker-dealer against specific liabilities, including liabilities under the Securities Act of 1933. Any written agreement that we reach with the broker-dealer will also be filed as an exhibit to the post-effective amendment to the registration statement. We will cease selling the debentures until the SEC declares the post-effective amendment effective.

     We intend to conduct the offering by direct mail, advertisements in print and electronic media, oral solicitations and other methods, all in compliance with applicable laws and regulations, including securities laws. Our officers and employees will not receive any additional compensation or commission for their selling efforts. We will otherwise offer the debentures through our officers and employees in accordance with Rule 3a4-1 under the Securities Exchange Act of 1934 and all applicable state securities laws.

     We reserve the right to withdraw or cancel the offering at any time. In the event of a withdrawal or cancellation, orders previously received will be irrevocable and no funds will be refunded.

     The debentures may be purchased only by means of a written offer to purchase in the form provided by us. We will not accept an offer to purchase debentures or negotiate checks delivered for payment on the sale of debentures unless the prospective purchaser has previously received this prospectus and any related prospectus supplement. If we receive a properly executed offer to purchase and payment for the purchase of debentures from any person who has previously received this prospectus but who has not received a current prospectus supplement, we will not accept the offer to purchase or any payment for a debenture until five business days following the mailing of a confirmation of sale and a current prospectus supplement to such prospective purchaser. During this five business day period, any prospective purchaser of debentures may revoke his or her offer, orally or in writing, and we will promptly return any checks or funds previously delivered to us. Once we accept an offer, however, the purchase of the debenture and the issuance of certificates for the debenture will be deemed to have occurred as of the date we receive the offer to purchase and payment. We reserve the right to reject any offer to purchase, in whole or in part. In the event your offer is not accepted, we will promptly refund your funds, without deduction of any costs and without interest.

     There is no established trading market for the debentures, and we do not expect one to develop.

     Prospective purchasers who have submitted subscription agreements and payment of the purchase price for debentures may revoke their offer by writing to us at 4700 Belleview Avenue, Suite 300, Kansas City, Missouri 64112,
Attention: Investor Relations, or by calling (816) 756-2020. Investors seeking information as to the current interest rates for the debentures may contact Pioneer at (816) 756-2020 to receive a current quote as to such rates.

                          NOTICE TO MISSOURI RESIDENTS

     The Missouri Securities Division has determined that an investment in the debentures is not suitable for anyone who does not have:

      o a gross income of $45,000 and a net worth of $45,000 (exclusive of home, home furnishings and automobiles); or
      o a net worth of $150,000 (exclusive of home, home furnishings and automobiles); and
      o no more than 10% of their liquid net worth invested in the debentures.

     In determining whether to sell debentures to a particular investor, we will comply with the standards set forth above. We, however, may deviate from those standards in limited circumstances if we determine that an investment in the debentures is appropriate for that particular person based on, among other things the investor's age, the investor's knowledge, experience and sophistication with financial matters, and the investor's total net worth, including liquid and non-liquid assets.

                             VALIDITY OF DEBENTURES

     The validity of the debentures being offered by this prospectus will be passed upon for us by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri.

                                     EXPERTS

     Our financial statements included in this prospectus for the years ended September 30, 2003, 2002, and 2001 have been audited by BKD, LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance on their report given upon the authority of such firm as experts in giving said report.

                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC, Washington, D.C., a post-effective amendment to our registration statement on Form S-1 under the Securities Act with respect to the debentures offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our debentures sold in this offering, refer to the post-effective amendment to our registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other documents filed as an exhibit to the registration statement.

     A copy of the post-effective amendment to our registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and schedules thereto.

     As a result of the offering, we are subject to the full informational requirements of the Securities Exchange Act of 1934. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC.

                          INDEX TO FINANCIAL STATEMENTS



                                                                           Page

Independent Accountants' Report.........................................   F-2

Consolidated Balance Sheets September 30, 2003 and 2002.................   F-3

Consolidated Statements of Income for the years ended September 30,        F-4
2003, 2002 and 2001.....................................................

Consolidated Statements of Retained Earnings for the years ended           F-5
September 30, 2003, 2002 and 2001.......................................

Consolidated Statements of Cash Flows for the years ended September 30,    F-6
2003, 2002 and 2001.....................................................

Notes to Consolidated Financial Statements..............................   F-7

                         Independent Accountants' Report
                         -------------------------------



Board of Directors
Pioneer Financial Services, Inc.
Kansas City, Missouri


We have audited the accompanying consolidated balance sheets of Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), as of September 30, 2003 and 2002, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Financial Services, Inc. as of September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.



                                        /s/ BLD, LLP
                                        ------------------------------------
                                        BKD, LLP

Kansas City, Missouri
October 29, 2003

                         PIONEER FINANCIAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS

                           SEPTEMBER 30, 2003 AND 2002

                                     ASSETS


                                               2003                 2002
                                          --------------       --------------

Cash                                      $    2,039,109       $    1,150,863
Other investments                              1,962,614            1,868,509

Finance receivables:
     Direct receivables                      147,095,062          139,663,612
     Retail installment contracts             18,799,693           19,347,567
                                          --------------       --------------
Finance receivables before allowance
   for credit losses                         165,894,755          159,011,179
      Allowance for credit losses             (9,220,868)          (6,220,869)
                                          --------------       --------------
Net finance receivables                      156,673,887          152,790,310

Furniture and equipment, net                   1,467,077            1,577,950
Deferred income taxes                          3,364,700            2,331,000
Prepaid and other assets                         334,859              278,154
                                          --------------       --------------

Total assets                              $  165,842,246       $  159,996,786
                                          ==============       ==============


                      LIABILITIES AND STOCKHOLDER'S EQUITY


Revolving credit line - banks             $   10,580,000      $    10,776,000
Revolving credit line - affiliate              1,712,841            1,941,831
Accounts payable                                 945,038            1,240,629
Accrued expenses and other liabilities        10,940,246            9,396,204
Amortizing and single pay term notes          99,471,296           97,925,405
Junior subordinated notes                     21,436,745           21,396,438
                                          --------------       --------------

Total liabilities                            145,086,166          142,676,507
                                          --------------       --------------

Stockholder's equity:
  Common stock, $100 par value
    (authorized 20,000 shares; issued and
    outstanding 17,136 shares)                 1,713,600            1,713,600
  Retained earnings                           19,042,480           15,606,679
                                          --------------       --------------

Total stockholder's equity                    20,756,080           17,320,279
                                          --------------       --------------

Total liabilities and stockholder's
  equity                                  $  165,842,246       $  159,996,786
                                          ==============       ==============

                See Notes to Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME



                                                       Year Ended September 30,
                                        -----------------------------------------------------

                                            2003                 2002                 2001
                                        -----------          -----------          -----------
Revenue
     Finance income                     $50,003,315          $45,883,890          $38,964,775
     Insurance premiums
       and commissions                    5,287,574            4,651,960            4,561,416
     Other income, fees
       and commissions                    1,645,888            1,754,713            1,595,834
                                        -----------          -----------          -----------


Total revenue                            56,936,777           52,290,563           45,122,025

Provision for credit losses              12,167,529           10,593,540            8,264,275
Interest expense                          9,325,322            9,598,667            9,454,989
                                        -----------          -----------          -----------


Net revenue                              35,443,926           32,098,356           27,402,761

Operating Expenses
     Employment costs                    18,762,187           17,039,136           14,031,166
     Facilities                           4,997,806            6,141,365            5,094,921
     Marketing                            2,063,488            1,559,167            1,707,820
     Professional fees                    2,169,035            1,689,010            2,094,805
     Other                                1,332,541            1,160,574            1,123,629
                                        -----------          -----------          -----------

Total operating expenses                 29,325,057           27,589,252           24,052,341
                                        -----------          -----------          -----------

Income before income taxes                6,118,869            4,509,104            3,350,420
Provision for income taxes                2,139,000            1,645,000            1,210,000
                                        -----------          -----------          -----------

Net income                              $ 3,979,869          $ 2,864,104          $ 2,140,420
                                        ===========          ===========          ===========

Net income per share
     basic and diluted                  $    232.25          $    167.14          $    124.91
                                        ===========          ===========          ===========

                See Notes to Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS




                                                    Year Ended September 30,
                                    -------------------------------------------------------
                                         2003                 2002                2001
                                    --------------      --------------       --------------
Retained earnings, beginning of
 year                               $   15,606,679      $   13,147,497       $   11,356,480

Net income                               3,979,869           2,864,104            2,140,420

Dividends paid ($31.75; $23.63
 and $20.39 per share)                    (544,068)           (404,922)            (349,403)
                                    --------------      --------------       --------------

Retained earnings, end of year      $   19,042,480      $   15,606,679       $   13,147,497
                                    ==============      ==============       ==============


                See Notes to Consolidated Financial Statements


                        PIONEER FINANCIAL SERVICES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Year Ended September 30,
                                         ----------------------------------------------------
                                             2003               2002                 2001
                                         ------------       ------------         ------------
Cash Flows from Operating Activities:
    Net income                           $  3,979,869       $  2,864,104         $  2,140,420
    Items not requiring (providing) cash:
       Provision for credit losses on
           finance receivables             12,167,528         10,593,540            8,264,275
       Depreciation                           735,784          1,165,973              863,190
       Compounded interest added to
         junior subordinated debt           1,190,811          1,111,331            1,017,212
       Deferred income taxes               (1,033,700)          (718,900)            (229,400)
       Loss on disposal/donation of
         equipment                             47,794             16,845               38,174
    Changes in:
       Accounts payable and accrued
         expenses                             812,819          1,066,145              175,243
       Other
                                              (56,705)           222,588             (320,610)
                                         ------------       ------------         ------------
         Net cash provided by
           operating activities            17,844,200         16,321,626           11,948,504
                                         ------------       ------------         ------------
Cash Flows From Investing Activities:
    Loans originated                     (120,036,891)      (123,772,782)        (102,097,953)
    Loans purchased                       (15,451,391)       (15,998,887)         (13,901,139)
    Loans repaid                          119,437,177        109,280,600           98,755,408
    Capital expenditures                     (661,840)          (600,653)            (898,809)
    Securities purchased                     (317,970)          (518,997)            (115,444)
    Securities matured                        213,000            383,635              205,561
                                         ------------       ------------         ------------
      Net cash used in investing
         activities                       (16,817,915)       (31,227,084)         (18,052,376)
                                         ------------       ------------         ------------
Cash Flows from Financing Activities:
    Net borrowing under lines of
      credit                                   10,642            641,414            2,145,100
    Proceeds from issuance of
      long-term debt                       45,850,802         52,852,841           33,995,980

    Repayment of long-term debt           (45,455,415)       (39,461,911)         (29,864,147)
    Dividends paid                           (544,068)          (404,922)            (349,403)
                                         ------------       ------------         ------------
      Net cash provided by
         (used in) financing activities      (138,039)        13,627,422            5,927,530
                                         ------------       ------------         ------------

Net Increase (Decrease) in Cash               888,246         (1,278,036)            (176,342)
Cash, Beginning of Year                     1,150,863          2,428,899            2,605,241
                                         ------------       ------------         ------------
Cash, End of Year                        $  2,039,109       $  1,150,863         $  2,428,899
                                         ============       ============         ============

Additional Cash Flow Information:
    Interest paid                        $  8,191,261       $  8,462,313         $  8,371,853
    Income taxes paid                    $  2,867,426       $  3,047,633         $  1,265,830

                 See Notes to Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        SEPTEMBER 30, 2003, 2002 AND 2001



NOTE 1:  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Concentration
--------------------------------------

Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), is a specialized financial services company which originates and services consumer loans and provides other products and financial services exclusively to active duty or retired career military personnel or Department of Defense employees. The Company's revenues are primarily earned from the making of direct loans and the purchase of retail installment contracts. The Company also earns revenues from commissions from the sale of credit-related insurance placed with non-related insurance companies and from reinsurance premiums on credit accident and health insurance. Additionally, the Company sells non-loan related products and services, including roadside assistance programs and discount healthcare cards.

Principles of Consolidation and Business Combinations
-----------------------------------------------------

The accompanying consolidated financial statements include the accounts of Pioneer Financial Services, Inc. (a wholly-owned subsidiary of Pioneer Financial Industries, Inc.) and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the accompanying consolidated financial statements.

On September 30, 2003, the Company acquired three subsidiaries of Pioneer Financial Industries, Inc. for $204,708 in cash. Because these entities and the Company were under the common control of Pioneer Financial Industries, Inc., the assets and liabilities acquired were recorded at their carrying amounts in the accounts of the transferring entity as of September 30, 2003. Because the effect on the Company's results of operations is not material for any period, the Company has not presented the statement of financial position and other financial information as though the assets and liabilities had been acquired as of the beginning of fiscal year 2003 nor has it restated any financial statements for prior periods.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
-----------

Investments consist primarily of certificates of deposit, amounting to $356,436 and $355,873 and certain debt securities, amounting to $1,606,178 and $1,512,636 at September 30, 2003 and 2002, respectively. These debt securities, which the Company has the positive intent and ability to hold until maturity, are classified as held-to-maturity and valued at historical cost, adjusted for amortization of premiums and accretion of discounts computed by the level-yield method. Of the held-to-maturity debt securities at September 30, 2003, $422,010 matures in less than one year, $1,084,168 matures between one and five years and $100,000 matures between six and ten years. The recorded value of these investments approximates fair value at September 30, 2003 and 2002. Investments aggregating $1,862,614 and $1,768,509 at September 30, 2003 and 2002,
respectively, were required as statutory reserves and are on deposit with regulatory authorities or maintained in trust accounts.

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)


Revenue Recognition
-------------------

Interest income on finance receivables is recognized using a method which approximates the level-yield method. Late charges are credited directly to income when received. Accrual of interest income on finance receivables is suspended when a payment has not been received for 60 days or more, and the interest due exceeds an amount equal to 60 days of interest charges. The accrual is resumed when a full payment (95% or more of the contracted payment amount) is received.

Credit property, life, accident and health insurance premiums are placed with non-related insurance companies. Premiums on such insurance are remitted to the insurance companies, net of applicable advance commissions, which commissions are credited to income ratably over policy terms. Retrospective insurance commissions, if any, on this insurance are taken into income only as received. Pioneer Military Insurance Company, a subsidiary of the Company, reinsures from a non-affiliated insurance company risks on the credit accident and health insurance policies written on a portion of loans to customers of the Company. Reinsurance premiums are recognized as revenue over the period of risk in proportion to the amount of insurance protection provided.

Allowance for Credit Losses
---------------------------

The allowance for credit losses is maintained at an amount which management considers sufficient to cover estimated future losses. Finance receivables are charged-off when management deems them to be uncollectable through normal collection procedures or they become 270 days delinquent. The Company has developed policies and procedures for assessing the adequacy of the allowance for credit losses which take into consideration the historical credit loss experience of the Company, delinquency trends, current economic conditions, current or future military deployments, and the composition of the finance receivable portfolio. The Company uses various ratio analyses in evaluating prior finance receivable losses and delinquency experience. These and other analyses are used to measure historical movement of finance receivables through various levels of repayment, delinquency, and loss. The results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. These estimates are influenced by factors outside the Company's control, such as economic conditions and current or future military deployments. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term.

Furniture and Equipment
-----------------------

Furniture and equipment are carried at cost and depreciated over the estimated useful life of each asset. At September 30, 2003 and 2002, accumulated depreciation was $3,944,059 and $4,076,860, respectively.

Software and Development Costs
------------------------------

The Company capitalizes purchased software which is ready for use and amortizes the cost on a straight-line basis over its estimated useful life. The Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and management has authorized further funding for the project. Management generally authorizes further funding when it deems it is probable that the project will be completed and used to perform the function intended. Capitalized costs include only direct external costs and payroll and payroll-related costs for employees directly associated with the internal-use software project. Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Software development costs are amortized on a straight-line basis over the estimated useful life of the software.

                       PIONEER FINANCIAL SERVICES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Net Income per Share
--------------------

Net income per share is computed based upon the weighted-average common shares outstanding of 17,136 during each period. There are no potentially dilutive securities issued and outstanding.

Income Taxes
------------

The Company files its federal income tax return on a consolidated basis with its parent company, Pioneer Financial Industries, Inc., and other affiliates. The provision for income taxes in the accompanying consolidated statements of income represents the Company's share of the consolidated income tax provision on a separate return basis.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Fair Value of Financial Instruments
-----------------------------------

The fair values of finance receivables and borrowings were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Because no market exists for these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values represent values at which the respective financial instruments could be sold individually or in the aggregate. The carrying amounts for cash, accounts payable and current liabilities are a reasonable estimate of their fair values. The fair value of other investments is based on quoted market prices. Additional information about the fair value of financial instruments is contained in Notes 2 and 3.


NOTE 2:  FINANCE RECEIVABLES

Loan Portfolio
--------------

At September 30, 2003 and 2002, finance receivables totaled $165,894,755 and $159,011,179, respectively; all receivables originated from direct loans and retail installment contracts. Direct loans originated in 2003 and 2002 averaged $3,141 and $2,813 with a weighted maturity of 25.7 and 24.2 months, respectively, while retail installment contracts averaged $3,363 and $3,231 with a weighted maturity of 29.6 and 30.1 months, respectively. Approximately 95% of finance receivables were paid electronically via the Government Allotment System or through the National Automated Clearinghouse Association for the years ended September 30, 2003 and 2002. At September 30, 2003 and 2002, the accrual of interest income had been suspended on $4,836,146 and $5,579,681 of loans, respectively.

At September 30, 2003 and 2002, the fair value of notes receivable approximates book value.

Allowance for Credit Losses
---------------------------

Changes in the allowance for credit losses are as follows:

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2:  FINANCE RECEIVABLES (Continued)

                                          Year Ended September 30,
                                 -------------------------------------------
                                     2003           2002             2001
                                 -----------    -----------      -----------
Balance, beginning of year       $ 6,220,869    $ 4,420,869      $ 3,832,868

  Provision for credit losses     12,167,528     10,593,540        8,264,275
  Loans charged off              (10,370,150)    (9,744,584)      (8,972,679)
  Recoveries                       1,202,621        951,044        1,296,405
                                 -----------    -----------      -----------

Balance, end of year             $ 9,220,868    $ 6,220,869      $ 4,420,869
                                 ===========    ===========      ===========

NOTE 3:  BORROWINGS

Senior Lending Agreement
------------------------

On September 30, 2003, the Company had a senior lending agreement with a group of banks, which is an uncommitted facility that provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to the Company in the future. At September 30, 2003, the Company had the ability to request up to $171.0 million in the form of revolving credit lines, amortizing notes and single pay term notes if it satisfied all terms of its senior lending agreement including maintaining a Senior Indebtedness to Net Receivable Ratio (as defined in the senior lending agreement) of not more than 80%. Any bank may elect not to participate in any future funding at any time without penalty. At September 30, 2003, pursuant to the terms of the senior lending agreement , the Company could request up to $13,574,972 in additional funds from nine banks. No bank, however, has any contractual obligation to lend the Company these additional funds.

On or before March 31 of each year, each bank that is a party to the senior lending agreement is to deliver to the Company a written indication of whether or not it wishes to participate in future fundings and the amounts that it expects to be willing to fund during the next 12 months. As of March 31, 2003, nine banks indicated in writing their willingness to participate in fundings up to an aggregate of $165.5 million during the next 12 months, including all amounts currently outstanding under the senior loan agreement.

If a bank were to elect not to participate in future fundings, any existing borrowings from that bank under the revolving credit line would be payable in twelve equal monthly installments. The Company anticipates that it would repay that amount through borrowings from other banks participating in the senior lending agreement. Any existing borrowings under amortizing notes or single pay term notes from the bank electing not to participate would be repayable according to their original terms.

Advances outstanding under the revolving credit line were $10,580,000 and $10,776,000 at September 30, 2003 and 2002, respectively. The revolving credit line is payable upon demand in 12 equal monthly payments of principal. Interest on borrowings under the revolving credit line is payable monthly and floats with prime which was 4.00% at September 30, 2003. At September 30, 2003 and 2002, the aggregate balance outstanding under amortizing and single pay term notes was $99,471,296 and $97,925,405, respectively. Interest on the amortizing notes is fixed at 270 basis points over the ninety day moving average of like-term Treasury notes when issued and interest on the single pay notes is negotiable when issued and fixed for the term of the note. There were 206 and 229 amortizing

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:  BORROWINGS (Continued)

and term notes outstanding at September 30, 2003 and 2002 with a weighted average interest rate of 6.43% and 7.42%, respectively. Interest on all borrowings under the senior lending agreement is payable monthly. Substantially all of the Company's assets secure this bank debt. The senior lending agreement limits, among other things, the Company's ability to (1) incur additional debt from the banks that are party to the agreement beyond that allowed by specific financial ratios and tests, (2) pay dividends, (3) make certain other restricted payments, (4) consummate certain asset sales and dispositions, (5) merge or consolidate with any other person and (6) incur additional debt for borrowed money.

The senior lending agreement also contains certain restrictive covenants that require the Company, among other things, to maintain specific financial ratios and to satisfy certain financial tests including: (a) an Allowance for Credit Losses (as defined in the senior lending agreement) equal to or greater than the Allowance for Credit Losses at the end of the prior fiscal year and at no time less than 2% of net receivables, (b) a Senior Indebtedness to Tangible Net Worth Ratio (as defined in the senior lending agreement) as of the end of each quarter not greater than 4.75 to 1.00, and (c) Senior Indebtedness to Net Receivable Ratio (as defined in the senior lending agreement) as of the end of each quarter of no more than 80%. The Company is also required to maintain a Consolidated Total Required Capital (as defined in the senior lending agreement) of at least $9 million plus 50% of the cumulative net income during each fiscal year ending after September 30, 1999 ($14,420,878 at September 30, 2003). The breach of any of these covenants could result in a default under the senior lending agreement, in which event the lenders could seek to declare all amounts outstanding to be immediately due and payable. The Company is in compliance with all loan covenants at September 30, 2003.

On October 1, 2003, this agreement was extended to mature on October 1, 2005. There are no substantive changes in this new agreement that will affect the Company's ability to borrow money or comply with its covenants.

Parent Company Line of Credit
-----------------------------

The Company has a $2,000,000 unsecured revolving line of credit from its sole shareholder, Pioneer Financial Industries, Inc., which is due upon demand. Advances outstanding under this revolving line of credit were $1,712,841 and $1,941,831 at September 30, 2003 and 2002. Interest is charged at prime plus 2% (6.00% at September 30, 2003) and is payable monthly.

Junior Subordinated Debentures
------------------------------

The Company has also borrowed through the issuance of junior subordinated debentures with an outstanding balance of $21,436,745 and $21,396,438 at September 30, 2003 and 2002, respectively. The junior subordinated debentures are non-redeemable before maturity by the holders, are issued at various rates and mature one to ten years from date of issue. The Company, at its option, may redeem and retire any or all of the debentures upon 30 days written notice. All debentures are renewable for a like term at the prevailing interest rate, unless presented for payment. The average debenture size was $23,609 and $22,035, with a weighted interest rate of 9.51% and 9.44% at September 30, 2003 and 2002, respectively.

On May 13, 2003, the Securities and Exchange Commission declared the Company's registration statement effective permitting the sale of $25 million principal amount of Junior Subordinated Debentures over a two-year period.

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3:  BORROWINGS (Continued)

The retainment percentages for the debentures maturing in 2003 and 2002 are as follows:

Fiscal                                     Total                   Retainment
Year         Renewed      Reinvested     Retained     Amount Due   Percentage
-----      -----------    ----------     --------     ----------   ----------
2003       $   178,374    $  481,326     $659,700     $2,409,359       27.38%
2002       $   468,144    $  260,923     $729,067     $2,215,641       32.91%


Maturities
----------

A summary of maturities for the amortizing and single pay term notes and junior subordinated debentures at September 30, 2003, follows:

                          Amortizing and         Junior
                            Single Pay         Subordinated
                            Term Notes          Debentures            Total
                          --------------       ------------       -------------
2004                      $   40,446,002       $  3,035,017       $  43,481,019
2005                          31,258,582          5,256,811          36,515,393
2006                          20,404,070          2,229,924          22,633,994
2007                           7,241,854          1,370,086           8,611,940
2008                             120,788          2,051,709           2,172,497
2009                                              1,878,695
                                       -                              1,878,695
2010                                              1,527,577           1,527,577
                                       -
2011                                              2,339,503           2,339,503
                                       -
2012                                              1,270,560           1,270,560
                                       -
2013 and thereafter                                 476,863             476,863
                          --------------       ------------       -------------
Total 2003                $   99,471,296       $ 21,436,745       $ 120,908,041
                          ==============       ============       =============

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 4:  INCOME TAXES

The provision for income taxes included in the accompanying consolidated statements of income consists of the following:

                                2003                 2002             2001
                             -----------         -----------      -----------
Taxes currently payable      $ 3,172,700         $ 2,363,900      $ 1,439,400
Deferred income taxes         (1,033,700)           (718,900)        (229,400)
Total provision              $ 2,139,000         $ 1,645,000      $ 1,210,000
                             ===========         ===========      ===========

The tax effects of temporary differences related to deferred taxes shown on the September 30, 2003 and 2002 consolidated balance sheets are as follows:

                                              2003               2002
                                          -----------      -----------
Deferred tax assets:
    Allowance for credit losses           $ 3,319,500      $ 2,239,500
    Accumulated depreciation                    8,100           43,500
    Other                                      37,100           48,000
                                          -----------      -----------
Net deferred tax asset                    $ 3,364,700      $ 2,331,000
                                          ===========      ===========

A reconciliation of the provision for income taxes at the normal federal statutory rate of 34% to the provision included in the accompanying consolidated statements of income is shown below:

                                             2003          2002          2001
                                         -----------   -----------   -----------
Provision for federal income taxes
  at statutory rate                      $ 2,080,415   $ 1,533,095   $ 1,139,143
Increase (decrease) in income tax
  provision resulting from:
    State and local income taxes,
      net of federal tax benefit              47,478        39,232        38,900

    Nondeductible expenses
                                              11,107        72,673        31,957
                                         ------------  -----------   -----------
      Provision for income taxes         $ 2,139,000   $ 1,645,000   $ 1,210,000
                                         ===========   ===========   ===========

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5:  RELATED PARTY TRANSACTIONS

A description of significant transactions with the Company's sole shareholder, Pioneer Financial Industries, Inc. and other related entities (collectively referred to as PFI) for the years ended September 30, 2003, 2002 and 2001 follows.

The Company has an unsecured revolving line of credit with PFI. The line of credit is due on demand and interest accrues at the prime rate plus 2%. During fiscal 2003, 2002 and 2001, the Company made interest payments on this debt of $121,346, $132,856 and $170,109, respectively.

During fiscal 2003, 2002 and 2001, the Company paid $695,578, $734,596, and $726,768, respectively, to PFI for strategic planning, professional services, service charges and use of intellectual property rights, including names, trademarks, websites, logos, branding rights and software. The amount charged to the Company is based on PFI's costs plus a mark-up of not more than 50%. Management of the Company believes the charges are a reasonable estimate of the value received.

Pursuant to an agreement with PFI, the Company sold prepaid cellular phones and phone cards through its retail sales offices. These phones and phone cards were owned by PFI and provided to the Company on a consignment basis. The Company retained a commission on each sale and remitted the remainder to PFI. The amount remitted to PFI, net of its direct costs, approximated 12% of the retail sales price and aggregated $0, $10,745, and $301,696 in fiscal 2003, 2002 and 2001, respectively. The Company discontinued selling prepaid cellular phones and phone cards in August 2001.

The Company shares with PFI a portion of the commission received on each health discount card sold based on its agreement with PFI. The portion paid to PFI is approximately 41% of the total commission received. During fiscal 2003, 2002 and 2001, the Company paid PFI a total of $491,340, $392,619 and $974, respectively, in commissions and retained a total of $717,767, $675,483 and $3,101, respectively. The amount remitted to PFI approximates its cost.

The Company pays PFI a fee of approximately $100 for each loan customer referral for its Germany operations. During fiscal 2003, 2002 and 2001, the Company paid referral fees of $597,715, $556,651 and $630,522, respectively, which approximates the cost of identifying and making these referrals. On September 30, 2003, the Company purchased the German subsidiary from PFI for $41,877.

The Company leases certain office equipment, signs and automobiles from Midstate Leasing, LLC, an entity owned by PFI's controlling shareholder and other shareholders. These operating leases are generally for nine-month periods and are automatically renewable. During fiscal 2003, 2002 and 2001, payments under these leases totaled $192,389, $226,929 and $107,647, respectively.

The Company leases a building from PFI. The lease expired September 30, 2003. Payments under the lease during fiscal 2003, 2002, and 2001 were $144,000, $139,500 and $139,200, respectively.

The Company's customers execute a master credit agreement in connection with direct loans. The extended effectiveness of this agreement helps expedite the extension of subsequent loans to the customer. PFI's principal shareholder developed and copyrighted the form of this agreement, and the Company licensed it from him in return for a royalty pursuant to a trademark licensing agreement that automatically renews annually. In fiscal 2003, the royalty averaged $2.47 per loan, and aggregated $135,786. In fiscal 2002 and 2001, the royalty averaged $2.29 and $2.14 per loan, and aggregated $143,263 and $123,180, respectively.

On September 30, 2003, the Company purchased two other PFI subsidiaries for $162,831 in cash.

                       PIONEER FINANCIAL SERVICES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 5:  RELATED PARTY TRANSACTIONS (Continued)

Amounts due to PFI under the revolving line of credit are discussed in Note 3. There are no other amounts due to PFI or other related entities at September 30, 2003 and 2002.

A summary of these transactions follows:

                                                    Year Ended September 30,
                                               ---------------------------------
                                                  2003        2002        2001
                                               ---------   ---------   ---------
Interest paid on note payable..............    $ 121,346   $ 132,856   $ 170,109
Professional services, strategic
  planning, use of intellectual
  property, product identification
  and procurement charges..................      695,578     734,596     726,768
Net proceeds from the sale of
  prepaid cellular phones
  and phone cards..........................            -      10,745     301,696
Commission on health discount cards........      491,340     392,619         974
Loan customer referrals - Germany..........      597,715     556,651     630,522
Lease payments for office
  equipment, signs, vehicles...............      192,389     226,929     107,647
Rent expenses..............................      144,000     139,500     139,200
Royalty payments for use of
  copyrighted form ........................      135,786     143,263     123,180

                        PIONEER FINANCIAL SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 6:  LEASE OBLIGATIONS

At September 30, 2003, the Company was obligated under non-cancelable operating leases covering its facilities and certain equipment expiring through 2009. Aggregate minimum annual rentals payable are summarized as follows:

Year Ending September 30:
                    2004                         $  696,533
                    2005                            690,725
                    2006                            665,169
                    2007                            611,238
                    2008                            600,035
                    Thereafter                      277,133

The minimum rentals shown above do not include rents payable on a "month-to-month" or "cancelable" basis. Rental expense charged against operations totaled $1,701,984, $1,604,230 and $1,168,263, for the fiscal years ended September 30, 2003, 2002 and 2001, respectively. Included in these amounts were $336,389, $366,429 and $246,847, for the fiscal years ended September 30, 2003, 2002 and 2001, respectively, paid to an affiliated company.

NOTE 7:  PROFIT-SHARING PLAN

The Company participates in a profit-sharing plan that covers substantially all employees who are 21 years of age and have been employed by the Company for one year. The Company contributes an amount to the plan each year that is determined by the board of directors. The Company also matched one third of participant 401(k) deferrals up to a maximum of 5% of total compensation. Participant interests are vested after three years of service. Contributions to the plan were $705,321, $656,022 and $279,118, for the years ended September 30, 2003,
2002, and 2001 respectively.

NOTE 8:  LITIGATION

The Company is subject to claims and lawsuits that are primarily in the ordinary course of business. It's the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

                        PIONEER FINANCIAL SERVICES, INC.


                   $25,000,000 Junior Subordinated Debentures
                          Minimum Investment of $1,000



                                   PROSPECTUS



                                December 11, 2003

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

     The following table sets forth expenses and costs payable by the Registrant which are expected to be incurred in connection with the issuance and distribution of the securities described in this registration statement. All amounts are estimated except for the Securities and Exchange Commission's registration fee.

                                                        Amount
                                                       --------
         Registration fee under Securities Act         $  2,300
         Legal fees and expenses............            340,000
         Accounting fees and expenses.......             50,000
         Printing expenses..................             30,000
         Trustee fees.......................             10,000
         Miscellaneous expenses.............             67,700
                                                       --------
              Total.........................           $500,000
                                                       ========

Item 14.    Indemnification of Directors and Officers.

     Section 351.355 of the Missouri Statutes empowers a Missouri corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein. The provisions of Section 351.355 are not exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation, the bylaws, any agreement, any shareholder or disinterested director vote, or otherwise.

     Article VI of the Registrant's Bylaws entitles officers and directors to be indemnified by the Registrant against expenses, attorney's fees, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with any action, suit or proceeding, including actions brought by or in the right of the Registrant, to which such persons are made or threatened to be made a party, by reason of their being a director or officer. Such right, however, may be made only as authorized by (i) a majority vote of disinterested directors, or (ii) if such quorum is not obtainable, or if obtainable, a majority thereof so directs, by independent legal counsel, or (iii) by the shareholders of the Registrant, upon a determination that the person seeking indemnification acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the Registrant, or, if the action is criminal in nature, upon a determination that the person seeking the indemnification had no reasonable cause to believe that such person's conduct was unlawful. This Article also requires the Registrant, upon authorization by the Board of Directors, to advance expenses reasonably incurred in defending such actions; provided, however, that any person seeking such an advance first provide the Registrant with an undertaking to repay any amount as to which it may be determined such person is not entitled.

     The above discussion of Section 351.355 and the Registrant's Bylaws is not intended to be exhaustive and is respectively qualified in its entirety by such statute and the Bylaws. The Registrant has insurance coverage in the amount of $2,000,000 per year insuring its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacity as directors and officers.

Item 15.    Recent Sales of Unregistered Securities.

     Since October 1, 2000, the Registrant has issued for cash $4,252,334 of its junior subordinated debentures that were registered with the Securities Division of the Missouri Secretary of State, but not registered under the Securities Act of 1933, as amended. The junior subordinated debentures were offered and sold only to residents of the state of Missouri in reliance upon the exemption set forth in Section 3(a)(11) of the Securities Act for intrastate offerings. The sales were made without the use of an underwriter or selling agent and no sales commissions were paid. The certificates representing the junior subordinated debentures bear a restrictive legend that prohibits transfer without presentation to the Registrant for transfer. During fiscal 2001, there were 114 sales of a total of $2,354,354 junior subordinated debentures. During fiscal 2002, there were 107 sales of a total of $1,581,911 junior subordinated debentures, and during fiscal 2003, there were 13 sales of a total of $316,069 junior subordinated debentures. In the possible event that reliance upon the exemption provided under Section 3(a)(11) of the Securities Act might not have been appropriate in light of the increased scope of the Registrant's business activities in recent years, the Registrant has filed a Form S-1 with the Commission in connection with a rescission offer it intends to make to those who purchased its junior subordinated debentures or had their junior subordinated debentures renewed since January 1, 2002.

Item 16.  Exhibits and Financial Statement Schedules.

     The following documents are filed as exhibits to this registration statement:

Exhibit
No.          Description
--------     -----------
3.1          Restated Articles of Incorporation of the Company (Incorporated
             by reference to Exhibit 3.1 of the Company's Registration
             Statement on Form S-1, as amended, filed with the Securities and
             Exchange Commission on February 8, 2003 (Commission No.
             333-103293) (the "Initial Registration Statement")).
3.2          Certificate of Amendment to Articles of Incorporation of the
             Company (Incorporated by reference to Exhibit 3.2 of the Initial
             Registration Statement).
3.3          Amended and Restated By-Laws of the Company (Incorporated by
             reference to Exhibit 3.3 of the Initial Registration Statement).
4.1          Form of indenture (Incorporated by reference to Exhibit 4.1 of the Initial Registration Statement).
4.2          Form of debenture (Incorporated by reference to Exhibit 4.2 of the Initial Registration Statement).
4.3          Form of debenture prior to November 1, 2002 (Incorporated by reference to Exhibit 4.3 of the Initial Registration Statement).
4.7          Form of Agreement between the Company and various banks named in
             Amended and Restated Senior Lending Agreement (Incorporated by
             reference to Exhibit 4.7 of the Initial Registration Statement).
4.8          Promissory Note dated August 1, 2000, between the Company and
             Pioneer Financial Industries, Inc. (Incorporated by reference to
             Exhibit 4.8 of the Initial Registration Statement).
4.9          Amended and Restated Senior Lending Agreement dated October 1, 2003 among the Company and various banks named therein.
5            Opinion of Stinson Morrison Hecker LLP.
10.1         Form of Readi-Loan Licensing Agreement (Incorporated by reference to Exhibit 10 of the Initial Registration Statement).
10.2         Office Building Lease dated January 31, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated by reference to
             Exhibit 10.2 of the Initial Registration Statement).
10.3         Addendum to Office Building Lease between the Company and
             Belletower Partners, L.L.C. (Incorporated by reference to Exhibit
             10.3 of the Initial Registration Statement).
10.4         First Amendment to Office Building Lease dated July 19, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated
             by reference to Exhibit 10.4 of the Initial Registration
             Statement).
10.5         Employment Contract between the Company and Randall J. Opliger
             (Incorporated by reference to Exhibit 10.5 of the Initial
             Registration Statement).
10.6         Trademark Licensing Agreement dated October 10, 2000 between the
             Company and Pioneer Licensing Services, Inc. (Incorporated by
             reference to Exhibit 10.6 of the Initial Registration Statement).
10.7         Transfer of Shares dated as of September 30, 2003 between the
             Company and Pioneer Financial Industries, Inc.
10.8         Capital Contribution Agreement dated as of September 30, 2003 between the Company and Pioneer Financial Industries, Inc.
10.9         Stock Purchase Agreement dated October 29, 2003 between the
             Company and Pioneer Financial Industries, Inc.
10.10        Stock Purchase Agreement dated October 29, 2003 between the
             Company and Pioneer Financial Industries, Inc.
12           Statement regarding computation of ratios (Incorporated by reference to Exhibit 12 of the Initial Registration Statement).
21           Subsidiaries of the Company.
23.1         Consent of BKD, LLP

23.2         Consent of Stinson Morrison Hecker LLP (included in Exhibit 5).
25 Statement of eligibility of trustee (Incorporated by reference to Exhibit 25 of the Amendment No. 1).

Item 17.  Undertakings.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the SEC under
Section 305(b)(2) thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this post effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on December 11, 2003.

PIONEER FINANCIAL SERVICES, INC.


By: /s/ WILLIAM D. SULLIVAN
--------------------------------
William D. Sullivan
Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this post effective amendment to the registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

Name                               Title                       Date

/s/ WILLIAM D. SULLIVAN            Chief Executive Officer     December 11, 2003
--------------------------------   and Sole Director
William D. Sullivan
(Principal Executive Officer)


/s/ RANDALL J. OPLIGER             Chief Financial Officer,    December 11, 2003
--------------------------------   Treasurer and Secretary
Randall J. Opliger
(Principal Financial Officer
and Principal Accounting Officer)

                                INDEX TO EXHIBITS

Exhibit
 No.        Description
-------     -----------

3.1         Restated Articles of Incorporation of the Company (Incorporated
            by reference to Exhibit 3.1 of the Company's Registration
            Statement on Form S-1, as amended, filed with the Securities and
            Exchange Commission on February 18, 2003 (Commission No.
            333-103293) (the "Initial Registration Statement").
3.2         Certificate of Amendment to Articles of Incorporation of the
            Company (Incorporated by reference to Exhibit 3.2 of the Initial
            Registration Statement).
3.3         Amended and Restated By-Laws of the Company (Incorporated by
            reference to Exhibit 3.3 of the Initial Registration Statement).
4.1         Form of indenture (Incorporated by reference to Exhibit 4.1 of the Initial Registration Statement).
4.2         Form of debenture (Incorporated by reference to Exhibit 4.2 of the Initial Registration Statement).
4.3         Form of debenture prior to November 1, 2002 (Incorporated by reference to Exhibit 4.3 of the Initial Registration Statement).
4.7         Form of Agreement between the Company and various banks named in
            Amended and Restated Senior Lending Agreement (Incorporated by
            reference to Exhibit 4.7 of the Initial Registration Statement).
4.8         Promissory Note dated August 1, 2000, between the Company and
            Pioneer Financial Industries, Inc. (Incorporated by reference to
            Exhibit 4.8 of the Initial Registration Statement).
4.9         Amended and Restated Senior Lending Agreement dated October 1, 2003 among the Company and various banks named therein.
5           Opinion of Stinson Morrison Hecker LLP.
10.1        Form of Readi-Loan Licensing Agreement (Incorporated by reference to Exhibit 10 of the Initial Registration Statement).
10.2        Office Building Lease dated January 31, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated by reference to
            Exhibit 10.2 of the Initial Registration Statement).
10.3        Addendum to Office Building Lease between the Company and
            Belletower Partners, L.L.C. (Incorporated by reference to Exhibit
            10.3 of the Initial Registration Statement).
10.4        First Amendment to Office Building Lease dated July 19, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated
            by reference to Exhibit 10.4 of the Initial Registration
            Statement).
10.5        Employment Contract between the Company and Randall J. Opliger
            (Incorporated by reference to Exhibit 10.5 of the Initial
            Registration Statement).
10.6        Trademark Licensing Agreement dated October 10, 2000 between the
            Company and Pioneer Licensing Services, Inc. (Incorporated by
            reference to Exhibit 10.6 of the Initial Registration Statement).
10.7        Transfer of Shares dated as of September 30, 2003 between the
            Company and Pioneer Financial Industries, Inc.
10.8        Capital Contribution Agreement dated as of September 30, 2003 between the Company and Pioneer Financial Industries, Inc.
10.9        Stock Purchase Agreement dated October 29, 2003 between the
            Company and Pioneer Financial Industries, Inc.
10.10       Stock Purchase Agreement dated October 29, 2003 between the
            Company and Pioneer Financial Industries, Inc.
12          Statement regarding computation of ratios (Incorporated by reference to Exhibit 12 of the Initial Registration Statement).
21          Subsidiaries of the Company.
23.1        Consent of BKD, LLP
23.2        Consent of Stinson Morrison Hecker LLP (included in Exhibit 5).
25          Statement of eligibility of trustee (Incorporated by reference to
            Exhibit 25 of the Amendment No. 1).


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